As filed with the Securities and Exchange Commission on March 7, 1997
                                          Registration No. 333-

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.


                                 FORM SB-2
       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                     U.S. PLASTIC LUMBER CORP.
          (Name of small business issuer in its charter)


         Nevada                        3080                87-0404343
(State or other jurisdiction of       (Primary S.I.C.    (I.R.S. Employer
incorporation or organization)        Code Number)       Identification No.)


2300 W. Glades Road, Suite 440 W, Boca Raton, Florida 33431 (561) 394-3511 (Address & phone number of principal executive office & place of business)


                                 Harold H. Gebert
2300 W. Glades Road, Suite 440 W, Boca Raton, Florida 33431  (561) 394-3511
     (Name, address & telephone number of agent for service)


Copies to:
Thomas G. Kimble & Van L. Butler
THOMAS G. KIMBLE & ASSOCIATES
311 South State Street, #440
Salt Lake City, Utah 84111
(801) 531-0066


Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

                          CALCULATION OF REGISTRATION FEE
______________________________________________________________________________
                        CALCULATION OF REGISTRATION FEE
Title of Each Class|Amount to be|Proposed Maximum   |Proposed Maximum|Amount
of Securities to be|Registered |Offering Price/Unit|Aggregate Price |of fee Registered
______________________________________________________________________________

Common Stock          950,000         $ 2.50           $2,375,000     $719.70
(underlying Series
A Warrants)
------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PAGE

                             U.S. PLASTIC LUMBER CORP.
                          950,000 Shares of Common Stock
                Underlying Series A Common Stock Purchase Warrants

U.S. Plastic Lumber Corp. (the "Company"), has registered, for sale to the holders of outstanding Series A Common Stock Purchase Warrants (the "Series A Warrants"), 950,000 shares of its $.0001 par value common stock, (the "Common Stock" or the "Shares") which are issuable upon exercise of the Series A Warrants, at a price of $2.50 per share. Each Series A Warrant entitles the holder to purchase one share of Common Stock of the Company. The Series A Warrants were distributed as a dividend with respect to the Common Stock of the Company to shareholders of record as of March 18, 1996. By their terms, the Series A Warrants were not exerciseable and did not constitute an offer by the Company to sell the Shares prior to the effective date of the registration statement, of which this prospectus is part, which registers the Shares issuable upon such exercise. The Series A Warrants are exerciseable until June 30, 1998. The Series A Warrants are callable and can be redeemed by the Company for $.01 per Series A Warrant on 30 days notice at any time after the effective date of this Prospectus if the closing bid price of the Common Stock equals or exceeds $4.00 for 20 consecutive trading days. The Company's common stock is quoted on the NASD Electronic Bulletin Board under the Symbol "ECPL"
and the current bid price quotation is $          .  In the event management
calls for redemption of the Series A Warrants at any time in the future, Series A Warrantholders would have 30 days to exercise, after which they would be compelled to accept the nominal redemption price. The exercise and redemption prices of the Series A Warrants were arbitrarily determined by the Company and bear no relationship to assets, shareholders equity or any other recognized criteria of value. Prior to this offering, there has been only a limited public market for the Shares of Common Stock and there is no assurance that such market will continue in the future.


THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL AND IMMEDIATE DILUTION AND SHOULD NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD TO RISK THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------
                                       Price to  Commissions &   Proceeds to
                                       Public(1) Discounts(1)(2) Company(2)(3)
Per Share                                 $2.50         $.00         $2.50
Total Maximum                         $2,375,000        $.00      $2,375,000
------------------------------------------------------------------------------

(1) The Shares are being offered by the Company only to the holders of outstanding Series A Warrants, and will be sold by the Company without any discounts or other commissions. The offering price is payable in cash upon exercise of the Series A Warrants. No minimum number of Series A Warrants must be exercised, and no assurance exists that any Series A Warrants will be exercised. The Company will retain any proceeds from Series A Warrant exercises, regardless of the number exercised. See "Plan of Distribution."

(2) Proceeds to the Company are shown before deducting offering expenses payable by the Company for legal and accounting fees and printing costs.


             The date of this Prospectus is                     , 1997
       1
                               AVAILABLE INFORMATION

The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2, under the Securities Act of 1933, as amended (the "Securities Act), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement. For further information regarding both the Company and the Securities offered hereby, reference is made to the Registration Statement, including all exhibits and schedules thereto, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained from the Washington, D.C. office upon request and payment of the prescribed fee.

As of the date of this Prospectus, the Company became subject to the informational requirements of the Securities Exchange Act of 1934, as amended (The "Exchange Act") and, in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 75 Park Place, New York, New York 10007; Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Copies of the Company's Annual, Quarterly and other Reports which will be filed by the Company with the Commission commencing with the Quarterly Report for the first quarter ended after the date of this Prospectus (due 45 days after the end of such quarter) will also be available upon request, without charge, by writing U.S. Plastic Lumber Corp., 2300 W. Glades Road, Suite 440 W, Boca Raton, Florida 33431.

UNTIL [90 DAYS AFTER THE DATE OF THIS PROSPECTUS], ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION OR OTHER STATE REGULATORY AUTHORITY, AND NO SUCH REGULATORY AUTHORITY HAS PASSED UPON THE TERMS OF THIS OFFERING OR APPROVED THE MERITS THEREOF. INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING IN EVALUATING THE MERITS AND RISKS OF THE OFFERING AND MAKING AN INVESTMENT DECISION.

THIS PROSPECTUS SHOULD BE READ IN ITS ENTIRETY BY ANY PROSPECTIVE INVESTOR PRIOR TO HIS OR HER INVESTMENT.

       2
                                PROSPECTUS SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus.

The Company

U.S. Plastic Lumber Corporation (the "Company") is a manufacturer and marketer of recycled plastic lumber products and other recycling services. The Company was originally incorporated under the laws of the State of Utah on July 26, 1983, under the name of Front Street Energy, Inc., and completed an initial public offering of its securities in 1983. The Company changed its corporate domicile to the State of Nevada in June 1992 and changed its name to Front Street, Inc. In 1994, the Company changed its name to Educational Storybooks International, Inc. when it acquired all the outstanding stock of Educational Storybooks, Inc. The Company subsequently divested itself of Educational Storybooks, Inc. and another subsidiary, and had no significant assets or business until March, 1996, when the Company acquired Earth Care Global Holdings, Inc. ("Earth Care") as a wholly owned subsidiary, through the acquisition of all the issued and outstanding stock of Earth Care in a stock for stock exchange (the "Acquisition") and changed its name to U.S. Plastic Lumber Corporation. The mailing address of the Company's principal executive offices is 2300 W. Glades Road, Suite 440 W, Boca Raton, Florida 33431. The Company's telephone number is (561) 394-3511.

The Company presently owns and operates four manufacturing, processing and fabrication facilities in the U.S. The primary product produced in three of these plants is lumber made from recycled waste plastic. Recycled plastic lumber is manufactured in a variety of colors, profiles and shapes including standard lumber dimensions and many custom engineered profiles and shapes.
The plastic lumber is then sold as an end product, value added decking products, or fabricated into park and site amenities such as benches, picnic tables and trash receptacles. Plastic lumber's principal intended use is as an environmentally friendly and non-toxic alternative to pressure treated lumber or rain forest hardwoods, which is suitable for and provides superior performance in most nonstructural, outdoor applications. The Company's fourth plant operates a process for decontaminating and recycling soil that has been contaminated with petroleum hydrocarbons and similar compounds. See "Business."

The Offering

Securities offered       950,000 Shares of Common Stock, $.0001 par value
                         ("Common Stock") of the Company underlying outstanding
                         Series A Warrants.  See "Description of Securities".

Offering Prices          $2.50 per share.

Plan of Distribution     The Shares are offered and will be sold by the
                         Company, without any discounts or other commissions, to the holders of the Series A Warrants upon the exercise thereof. See "Plan of Distribution."

Use of Proceeds          The Company could potentially receive gross proceeds
                         of as much as $2,375,000 from sale of the 950,000
                         Shares of Common Stock issuable upon exercise of the Series A Warrants, if and to the extent such Warrants are exercised. Any such proceeds will be used generally to provide additional working capital, but have not been specifically allocated, inasmuch as there is no assurance any of the Series A Warrants will be exercised.

Securities Outstanding   The Company is authorized to issue up to 50,000,000
                         shares of Common Stock and presently has 13,163,898 shares of Common Stock issued and outstanding. The
                         Company has reserved from its authorized capital
                         950,000 shares of Common Stock for issuance upon exercise of the Series A Warrants. In addition, the Company also has Series B and other warrants or options outstanding which give the holders thereof the right, subject to certain conditions, to acquire an additional 2,710,379 shares of Common Stock. The
                         Company is also authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series with such rights and preferences as the Board of Directors may designate. The Board of Directors has designated one series of Preferred Stock (Series A) and 193,970
                         Series A preferred shares are presently issued and outstanding, which are convertible into 1,357,790 shares of Common Stock of the Company. See
                         "Description of Securities."

Series A Warrants        Each Series A Warrant entitles the holder to purchase
                         one share of Common Stock at any time during the period commencing on the date of this Prospectus and ending June 30, 1998. The Series A Warrants are callable and can be redeemed by the Company for $.01 per Series A Warrant on 30 days notice at any time after the date of this Prospectus if the closing bid price of the Common Stock equals or exceeds $4.00 for 20 consecutive trading days. In the event management calls for redemption of the Series A Warrants at any time in the future, Series A Warrantholders would then have 30 days in which to decide whether to exercise their warrants, after which time they would be compelled to accept the nominal redemption price. The exercise price is $2.50 per share for the Series A
                         Warrants, subject to adjustment in certain events.
                         See "Description of Securities - Series A and B
                         Warrants."

Transfer Agent           Interwest Transfer Company, Inc., 1981 East 4800
                         South, Suite 100, Salt Lake City, Utah 84117, (801)
                         272-9294, serves as transfer agent and registrar for the Company's outstanding securities.

Risk Factors             An investment in the Company is highly speculative.
                         Investors will suffer substantial dilution in the book value per share of the Common Stock compared to the purchase price. The Company incurred net operating losses during the development stage and has accumulated a substantial deficit. If substantial funds are not received from exercise of the Series A
                         Warrants, of which there is no assurance, the Company may require additional funding for which it has no commitments. No person should invest in the Company who cannot afford to risk loss of the entire investment. See "Risk Factors."

       4
                                   RISK FACTORS

The securities being offered hereby involve a high degree of risk. Prospective investors should carefully consider the following risk factors before investing in the Company.

Risks Inherent in a New Start Up Company

Accumulated Deficit and Operating Losses. At December 31, 1996, the Company had incurred an net loss of $3,551,144 for the year then ended, and had an accumulated deficit of $7,349,139. The Company expects to continue to incur losses for at least the next quarter or two and the success of its operations thereafter will be largely dependent upon its ability to substantially increase its sales revenue, and complete certain acquisitions, as to which there is no assurance. See financial statements attached hereto.

Dependence on Management. The development of the Company's business and operations is dependent upon the efforts and talents of its executive officers. The loss of the services of one or more of these officers could have a material adverse effect on the Company's business. See "Management".

No Cash Dividends. The Company does not currently intend to pay cash dividends on its Common Stock and does not anticipate paying such dividends at any time in the foreseeable future. At present, the Company will follow a policy of retaining all of its earnings, if any, to finance development and expansion of its business. The Company does intend to pay dividends in stock on its outstanding Series A Preferred Stock. See "Dividend Policy."

Limited Liability of Management. The Company has adopted provisions to its Articles of Incorporation and Bylaws which limit the liability of Officers and Directors and provides for indemnification by the Company of Officers and Directors to the full extent permitted by Nevada law, which provides that officers and directors shall have no personal liability to a Company or its stockholders for monetary damages for breach of fiduciary duties as directors, except for a breach of their duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the shareholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors. See "Certain Transactions - Conflicts of Interest".

Risks Related to the Nature of the Proposed Business

Newly Developing Industry. The reclamation and recycling of plastic waste and the manufacture of plastic lumber for use in construction, and other composite materials containing recycled waste plastics, are relatively new industries. There is a general reluctance in the construction industry to use new materials before they have been extensively tested, particularly in certain segments which have exacting performance standards for component materials.
In the case of the Company's plastic lumber and composite materials in particular, such testing may be extensive for each prospective customer and may require substantial additional time and resources. In addition, the Company may experience resistance from prospective customers who are accustomed to more conventional, non-artificial wood materials. Moreover, the Company may not have sufficient financial and other resources to undertake extensive marketing and advertising activities or to afford the cost of the necessary marketing and sales personnel at such time as it becomes appropriate to broaden its marketing efforts. See "Business".

Availability of Raw Materials. The availability of low-cost raw materials, namely consumer and industrial plastic waste products, is a material factor in the Company's costs of operations. Historically, suppliers have provided adequate quantities of such raw materials at favorable costs. The Company generally maintains raw material inventories of approximately one half million pounds, which is adequate for approximately two months of production. The Company believes that its current sources of raw materials will continue to be available on commercially reasonably terms. However, unavailability, scarcity or increased cost of such raw materials would have a material adverse effect upon the Company's business. The Company purchases most of its raw materials through brokers. Disruption of these supply sources could have a material adverse effect on the Company's business. The Company does not rely on contractual arrangements with its raw materials suppliers and has no long-term supply contracts; however, management is currently negotiating for long term supply contracts.

Competition and Marketing. The Company's plastic lumber business faces competition from other producers of recycled plastic lumber as well as producers of vinyl and aluminum decking, and traditional wood lumber, especially pressure treated wood lumber. The Company competes against other makers of recycled plastic lumber principally on the basis of price and quality as well as the immediate availability of its product, and competes against other products such as pressure treated lumber by emphasizing the superior suitability characteristics of recycled plastic lumber for certain applications, as well as appealing to the environmental consciousness of consumers. The Company's Clean Earth division has several local competitors which provide similar services within a 150 mile radius. The Company's products and services involve newly developing technologies, and there is no assurance the Company will be able to compete effectively in developing and marketing such products and services.

Lack of Industry Standards. ASTM (American Society for Testing and Materials) and certain industry trade organizations have established general standards and methods for measuring the characteristics of specific building materials. Users of building materials (and frequently, issuers of building codes) generally specify that the building materials comply with such standards relative to the proposed applications. Since no uniform, recognized standards or methods have yet been established for measuring the characteristics of plastic lumber, potential users cannot readily judge whether or not plastic lumber may be suitable for their particular requirements without conducting their own testing or relying on the tests results provided by the plastic lumber supplier from its own tests or from independent laboratories. The lack of such accepted standards (and the assurance of extensive testing, quality control and performance capability which compliance with accepted standards typically provide) may limit the market potential of the Company's building materials and make potential purchasers of such building materials reluctant to use them. The Plastic Lumber Trade Association, of which the Company is a member, is pursuing establishment of such standards with the ASTM, but no assurance can be given that standards or methods will be established in the future or, if established, that the Company's products will satisfy any such standards.

Regulatory Matters. The Company's businesses are subject to laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for its employees. In particular, the business of decontaminating or otherwise handling toxic or hazardous waste materials is fraught with potential liability to such handlers if the handling and tracking of such wastes is not properly done. The Company believes it is either in material compliance with all currently applicable laws and regulations or is operating in accordance with appropriate variances or similar arrangements, but there is no assurance that it will always be deemed in compliance, nor any assurance that compliance with current laws and regulations will not require significant capital expenditures that could have a material adverse effect on its operations.
Such laws and regulations are always subject to change and could become more stringent in the future. Although state and federal legislation currently provide for certain procurement preferences for recycled materials, such preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. Such guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by such guidelines may be incompatible with the Company's manufacturing capabilities.

Protection of Technology. The Company's composite materials manufacturing process and its waste plastics reclamation technologies involve many proprietary trade secrets, as well as certain methods, processes and equipment designs for which the the Company has not sought patent protection. Although the Company has taken measures to safeguard its trade secrets by limiting access to manufacturing facilities and requiring confidentiality and nondisclosure agreements with third parties, there is no assurance that its trade secrets will not be disclosed or that others will not independently develop comparable or superior technology. Rather than rely on patent protection, the Company has generally chosen to rely on the unique and proprietary nature of its processes. However, the Company is currently seeking to obtain exclusive worldwide licensing rights with respect to patent pending technology related to railroad crossties and the process to manufacture them, but there is no assurance it will obtain such rights, and even if such rights are obtained there is no assurance the Company will be able to maintain such rights for any specific length of time.

Risks Related to the Offering

No Assurance of Warrant Exercise and No Escrow of Funds. There is no assurance that any proceeds will be received from exercise of Series A Warrants in this offering. Proceeds may be insufficient to defray offering expenses. There is no minimum number of Series A Warrants that must be exercised and no escrow of funds received upon exercise. Any proceeds received will immediately be retained by the Company to be used in its business. The amount of capital currently available to the Company is limited. In the event that any proceeds from this offering and the Company's existing capital are not sufficient to enable the Company to develop and expand its business and generate a profit, the Company may need to seek additional financing from commercial lenders or other sources, for which it presently has no commitments or arrangements. This creates an increased risk to persons who do exercise their Series A Warrants, because there is no assurance that additional Series A Warrants will be exercised or that the Company will receive any further funding.

Risks of Warrant Exercise. Although the market price of the Common Stock currently exceeds the exercise price of the Series A Warrants, there is no assurance that exercising Series A Warrantholders will be able to sell their Common Stock in the future at a price which equals or exceeds such exercise price.

Outstanding Warrants, Options and Other Rights. In addition to the 950,000 Series A Warrants, the Company has outstanding 950,000 Series B Warrants, and other warrants and options to purchase up to 1,760,379 shares, and Earn-out rights to acquire 4,873,686 shares. The Company will also have other options granted in the future in connection with an employee incentive stock option program. The holders of such options, warrants or rights are given an opportunity during the term of such rights to profit from a rise in the market price of the Company's common stock, with a resultant dilution of the interests of all other stockholders. The holders thereof are likely to exercise them only if the then prevailing market price exceeds such exercise prices, which would be at a time when, in all likelihood, the Company would otherwise be able to obtain funds from the sale of its securities on terms more favorable than those provided by the options and warrants. Accordingly, the Company may find it more difficult to raise additional capital while the options and warrants are outstanding.

Current Prospectus and Registration Required for Exercise. Holders of the Series A Warrants will only be able to exercise such securities to acquire the underlying Common Stock if a current prospectus relating to the Common Stock is then in effect and such exercise is qualified or exempt from qualification under applicable securities laws of the states in which such holders of the Series A Warrants reside. Although the Company intends to use its best efforts to update this prospectus as necessary to maintain a current prospectus and federal and state registration/qualification for such exercise, there is no assurance that the Company will be able to do so at such time as such persons may wish to exercise such securities. The value of the Series A Warrants may be greatly diminished if the ability to exercise such securities is not maintained. If a current prospectus is in effect, the Series A Warrants are redeemable for nominal consideration at any time after the date hereof upon 30 days notice, if the bid price of the common stock equals or exceeds $4.00 for 20 consecutive trading days. If redeemed, warrantholders would have 30 days to exercise the Series A Warrants, after which they would be compelled to accept the nominal redemption price.

Dilution. Series A Warrantholders who exercise their Series A Warrants to purchase the underlying Shares of Common Stock will suffer substantial dilution in the purchase price of the Shares compared to the net tangible book value per share immediately after the purchase. The exact amount of dilution will vary depending upon the total number of Series A Warrants exercised, and will be greater if less than all the Series A Warrants are exercised. The fewer Series A Warrants exercised, the greater dilution will be with respect to the Series A Warrants that are exercised. See "Dilution."

Potential Issuance of Additional Common and Preferred Stock. The Company is authorized to issue up to 50,000,000 shares of Common Stock. To the extent of such authorization, the Board of Directors of the Company will have the ability, without seeking shareholder approval, to issue additional shares of Common Stock in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional Common Stock in the future will reduce the proportionate ownership and voting power of the Common Stock offered hereby. The Company is also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the Board of Directors. To the extent of such authorization, such designations may be made without shareholder approval.
The Board of Directors has designated one series of Preferred Stock (Series A) and issued 193,970 shares of Series A Preferred Stock. The designation and issuance of series of preferred stock creates additional securities which have dividend and liquidation preferences over the Common Stock offered hereby.
See "Description of Securities."

Arbitrary Determination of Offering Price. The exercise price of the Series A Warrants was arbitrarily determined by management of the Company and was set at a level substantially in excess of prices recently paid for securities of the same class. The price bears no relationship to the Company's assets, book value, net worth or other economic or recognized criteria of value. In no event should the exercise prices be regarded as an indicator of any future market price for the Company's securities.

No Assurance of a Liquid Public Market for Securities. Although the Company's shares of common stock are eligible for quotation on the Electronic Bulletin Board maintained by the NASD, there can be no assurance that a regular and established market will continue for the securities upon completion of this offering. There can also be no assurance as to the depth or liquidity of any market for common stock or the prices at which holders may be able to sell the Shares. As a result, an investment in the Shares may be totally illiquid and investors may not be able to liquidate their investment readily or at all when they need or desire to sell.

Volatility of Stock Prices. In the event that an established public market does develop for the Shares, market prices will be influenced by many factors, and will be subject to significant fluctuation in response to variations in operating results of the Company and other factors such as investor perceptions of the Company, supply and demand, interest rates, general economic conditions and those specific to the industry, international political conditions, developments with regard to the Company's activities, future financial condition and management. See "Plan of Distribution."

Shares Eligible for Future Sale. Of the 13,163,898 shares of the Company's common stock outstanding prior to the exercise of any Series A Warrants, 1,949,999 shares are freely tradeable or are eligible to be sold in the public market, and the 950,000 shares of Common Stock underlying the Series A Warrants will also be freely tradeable immediately upon issuance. All the remaining shares of Common Stock presently outstanding are restricted and/or affiliate securities which are not presently, but may in the future be sold into any public market that may exist for the Common Stock, pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Future sales by current shareholders of substantial amounts of this common stock into the public market could depress the market prices of the Common Stock in any such market. See "Shares Eligible for Future Sale".

Applicability of Low Priced Stock Risk Disclosure Requirements. The common stock of the Company may be considered a low priced security under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing and provide monthly account statements to the customer, and obtain specific written consent of the customer. With these restrictions, the likely effect of designation as a low priced stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of such stocks compared to other securities.

                                     DILUTION

Dilution is the difference between the Series A Warrant exercise price of $2.50 per share for the Common Stock underlying the Series A Warrants, and the net tangible book value per share of the Common Stock immediately after its purchase. The Company's net tangible book value per share of Common Stock is calculated by subtracting the Company's total liabilities and the amount of the liquidation preferences of its outstanding preferred equity, from its total assets less any intangible assets, and then dividing by the number of shares of Common Stock then outstanding.

Based on the December 31, 1996, consolidated financial statements of the Company, the net tangible book value attributable to the Common Stock of the Company at that date was $419,055. After adjusting for the acquisition of RPI in January, 1997, the acquisition of ARDT in February, 1997, and other issuances of additional Common and Preferred Stock subsequent to December 31,

1996, and receipt of the net proceeds therefrom, but without taking into consideration any changes in operating results or other changes in net tangible book value subsequent to December 31, 1996, the Company has 13,163,898 shares of Common Stock outstanding prior to the exercise of any Series A Warrants, with an estimated negative net tangible book value attributable to the Common Stock of $(125,389) or approximately $(.01) per common share.

If all the Series A Warrants were to be exercised (of which there is no assurance), upon the exercise thereof, but prior to exercise of any Series B Warrants or exercise or conversion of any other outstanding convertible securities, options or stock rights, the Company would then have 14,113,898 Shares of Common Stock outstanding. The estimated post offering net tangible book value of the Company (which gives effect to receipt of the estimated net proceeds from such exercise and issuance of the underlying Shares of Common Stock, but does not take into consideration any other changes in net tangible book value of the Company subsequent to December 31, 1996), would then be $2,174,611 or approximately $.15 per share. This would result in dilution to persons exercising Series A Warrants of $2.35 per share, or 94% of the exercise price of $2.50 per share. Net tangible book value per share would increase to the benefit of present stockholders from $(.01) prior to the offering to $.15 after the offering, or an increase of $.16 per share attributable to the exercise of the Series A Warrants.

The following table sets forth the estimated net tangible book value ("NTBV") per share after exercise of all Series A Warrants and the dilution to persons purchasing the underlying Shares of Common Stock.

Exercise of all Series A Warrants:

Series A Warrant exercise price/share                               $2.50

NTBV/share prior to exercise                                $(.01)

Increase attributable to Series A Warrant exercise            .16

Pro forma NTBV/share after exercise                                   .15

Dilution                                                            $2.35

If less than all the Series A Warrants are exercised, dilution to the exercising Series A Warrantholders will be greater than the amount shown. The fewer Series A Warrants exercised, the greater dilution will be to those who do exercise.

                                  USE OF PROCEEDS

The net proceeds to the Company from the sale of the Shares of Common Stock underlying the Series A Warrants at the exercise price of $2.50 per Share for Series A Warrants will vary depending upon the total number of Series A Warrants exercised. If all Series A Warrants were to be exercised (of which there is absolutely no assurance, nor any assurance that any Series A Warrants will be exercised), the Company would receive gross proceeds of $2,375,000 from Series A Warrants. Regardless of the number of Series A Warrants exercised, the Company expects to incur offering expenses estimated at $75,000 for legal, accounting, printing and other costs in connection with the offering. Inasmuch as there is no assurance that all Series A Warrants will be exercised nor any requirement that any minimum amount of the Series A Warrants be exercised, there are no escrow provisions and any proceeds that are received will be immediately available to the Company to provide additional working capital to be used for general corporate purposes.
Proceeds have not been specifically allocated, except that the Company agreed to use the first proceeds (if any are received), to repay a bank loan from Union Bank of Lake Odessa, Michigan, which was assumed by the Company as part of the Duratech acquisition. The approximate loan balance is $132,000. The exact uses of any other proceeds will depend on the amounts received and the timing of receipt. Management's general intent is to use whatever additional funds may be generated from Series A Warrant exercise to finance further development and expansion of the Company's business.

                       MARKET INFORMATION & DIVIDEND POLICY

The common stock of the Company has traded in the over-the-counter market on a limited and sporadic basis, and is quoted on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the symbol ECPL.
The following table sets forth the high and low bid price quotations for each calendar quarter during the last two fiscal years. The Company reverse split its common stock on a 1 for 16 basis in March, 1996. Quotations for periods prior to such split have been restated to reflect post split amounts throughout.

      Quarter Ended                   High Bid           Low Bid

      March 31, 1995                  $ 1.76             $ 1.12
      June 30, 1995                   $ 1.60             $ 1.12
      September 30, 1995              $ 1.60             $ 1.44
      December 31, 1995               $ 3.20             $ 1.92

      March 31, 1996                  $ 3.50             $ 2.88
      June 30, 1996                   $ 4.75             $ 4.13
      September 30, 1996              $ 5.13             $ 4.63
      December 31, 1996               $ 4.75             $ 3.00

The above prices represent interdealer quotations, without retail markup, markdown or commissions, and may not represent actual transactions. As of December 31, 1996, there were approximately 262 record holders of the Company's common stock.

Dividend Policy

The Company has not previously paid any cash dividends on its common stock and does not anticipate or contemplate paying dividends on common stock in the foreseeable future. Certain divisions or subsidiaries recently acquired by the Company have in the past (prior to their acquisition by the Company) paid cash dividends, but it is the present intention of management of the Company to utilize all available funds for the development of the Company's business. The Company does intend to pay stock dividends on its outstanding Series A Preferred Stock in accordance with the terms thereof. The only restrictions that limit the ability to pay dividends on common or preferred equity or that are likely to do so in the future, are those restrictions imposed by law. Under Nevada corporate law, no dividends or other distributions may be made which would render the Company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy outstanding liquidation preferences.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes associated with them contained elsewhere in this prospectus. The financial statements of the Company referred to in this discussion include and reflect the financial condition and operating results of U.S. Plastic Lumber Corp. and its consolidated subsidiaries for the period since its acquisition of Earth Care Global Holdings, Inc. in March, 1996, through the year ended December 31,

1996, and of Earth Care Global Holdings, Inc. and its consolidated subsidiaries for the period prior to such acquisition back until the beginning of 1995. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.

Results of Operations.

Prior Fiscal Year. After deduction of interest, general and administrative expenses, the Company incurred a net loss of $(1,445,903) during the fiscal year ended December 31, 1995. The Company's total revenues for the period were $7,257,995. The Company's costs of sales for the year were $5,225,689. The Company's general and administrative expenses were $3,081,023 for the fiscal year ended December 31, 1995, which continues to be high due primarily to the issuance of stock to management in lieu of cash compensation and the associated charge to earnings resulting therefrom. The amount includes a charge of $975,800 representing the valuation of 97,580 shares of stock based on contemporaneous sales of stock for cash. 95,080 shares were issued to management as compensation; 2,500 shares were issued as payment for $25,000 of interest.

Current Fiscal Year compared to Prior Fiscal Year. Total sales decreased ($630,753) or (8.7%) in 1996 from $7,257,995 in 1995 to $6,627,242. The reduction in sales was due to a decrease in revenue of ($1,302,024) in the environmental recycling division offset by an increase in revenue of $671,271 in the recycled plastic lumber division. In the plastic lumber division, sales increased $671,271 or 55.3% from $1,214,032 in 1995 to $l,885,303. This increase was primarily due to the contribution sales from the DuraTech Industries acquisition in April, 1996 (not present in 1995). In the environmental recycling division, sales decreased by ($1,302,024) or (21.5%) primarily due to a fire in the operating facility which occurred in March of 1996 and interrupted business for a period of several months resulting in lost processing capacity during the retrofit process. In addition, there was a decrease in revenue primarily due to the extraordinary harsh weather conditions in the Northeast during first quarter of 1996 compared to 1995 which interfered with the ability to access soil requiring recycling. In January, 1997, the Company acquired Recycled Plastics Industries, Inc. (RPI), a manufacturer of specialty profile, recycled plastic lumber. In February 1997, the Company acquired Advanced Remediation and Disposal Technologies, Inc. (ARDT), an environmental consulting firm which cleans up contaminated sites primarily involving water.

Cost of Goods Sold increased $672,369 or 12.9% from $5,225,689 in 1995 to $5,898,058 in 1996. Cost of goods sold increased in the plastic lumber division by $1,273,805 offset by a cost of sales decrease of ($601,436) in the environmental recycling division. In the plastic lumber division, the DuraTech acquisition contributed $806,833 or 63.3% of the $1,273,805 increase related to the nine months of sales generated by that facility in 1996. In order to improve finished product quality the Tennessee manufacturing facility upgraded its raw material quality during 1996. As a result, the Company incurred charges to cost of goods sold of $165,000 relating to reduced valuation and scrap of second quality raw material and finished goods remaining in inventory at the end of the third quarter in 1996. The Tennessee manufacturing facility was staffed to accommodate increased capacity from 1995 levels and incurred an increase in indirect labor costs of $96,000 (including fringe benefits) over 1995. The remaining increase was primarily due to increase in raw material prices due to the upgrade in quality of raw material and colorant price increases. In the environmental recycling division the decrease to cost of sales was primarily due to the decrease in sales which reduced cost of sales by an estimated $360,000 with the remaining $241,000 primarily due to incremental expenses relating to the facility fire.

Gross Profit declined ($1,303,122) or (64.1%) from $2,032,306 in 1995 to
$729,184 in 1996. Gross profit margin decreased in the recycled plastic lumber division primarily due the increase in raw material prices coupled with management's focus on raising capital and closing acquisitions as opposed to organizing and funding programs in sales and marketing to increase production capacity in the Tennessee facility. Gross profit margins decreased in the environmental recycling division by (5.6%) from 1995 primarily due to incremental operating expenses of $241,000 related to the facility fire.

General and Administrative Expenses increased $1,107,493 or 35.9% from $3,081,023 in 1995 to $4,188,516 in 1996. Both divisions recognized administrative expense increases with $604,633 increase in the plastic lumber division and $502,860 in the environmental recycling division. In the plastic lumber division, the DuraTech acquisition accounted for an increase of $160,557 representing nine months of expenses for 1996. An additional $256,005 of administrative expenses were incurred in 1996 with the acquisition of Earth Care Partners (the plastic lumber division's largest distributor of the Company's products) which became the Company's national sales office in February 1996. The Company also incurred additional legal and accounting fees of S87,000 associated with four mergers and acquisitions that occurred in 1996. An additional $75,000 in amortization was recognized in 1996 due to capitalized costs related to the Magellan Finance Co. loan which was completely amortized by the end of 1996. In the environmental recycling division, the $502,860 increase in administrative expenses is primarily due to administrative and management fees charged by a former related company.

During 1996 the Company abandoned efforts to complete the establishment of its Camden New Jersey facility due to difficulties in negotiations with the local government. As a result the Company recognized a loss of $199,807 consisting primarily of leasehold improvements and estimated lease termination costs. Interest income of $56,272 was earned in 1996 over and above 1995 as short term interest bearing accounts were established for cash generated from operations and sales of capital stock. The Company recognized a gain on involuntary conversion in the amount of $66,859 related to fire damaged equipment at the environmental recycling plant (Clean Earth). The gain represents the excess of insurance proceeds received over the loss incurred. The Company and the insurance carrier have reached a pending final settlement in the amount of an additional $455,000. This amount has not been recognized in the December 31, 1996 statement as the settlement is subject to adjustment and review by other affected third parties.

Net Income (Loss) increased ($2,105,241) or (146%) from ($1,445,903) in 1995 to ($3,551,144) in 1996. The net income (loss) increase in the plastic lumber division was ($1,384,927) and was primarily due to the Tennessee facility not operating at full capacity due to management's focus in raising capital and closing acquisitions. The lack of capital funding impaired efforts in advertising and marketing which limited sales and production growth. In addition the Company absorbed additional administrative costs with the establishment of a national sales force as well as a substantial increase in legal and professional fees related to four mergers and acquisitions completed in 1996, In the environmental recycling division, the decrease in net income of ($720,314) was due to the lower sales volume and additional operating costs associated with the facility fire previously mentioned. The existing facilities at Clean Earth were substantially depreciated as of the end of 1996 and consequently an additional estimated $400,000 of depreciation expense on these facilities will not burden net income in 1997.

Liquidity and Capital Resources.

Prior Fiscal Year. Cash proceeds from the issuance of stock during 1995 amounted to $1,414,070 and were the principal source of capital during this period. The Company also received additional cash proceeds of $144,510 from the issuance of notes payable and $300,306 cash proceeds from stockholder loans. However, the cash provided by these financing activities was offset to some extent by other financing activities which used cash, including payments on stockholder loans of $102,000 and cash dividends of $400,000 paid by one of the Company's recently acquired subsidiaries, prior to the time it was acquired by the Company, so that the net cash provided by financing activities was $1,456,886. Operating activities used net cash of $1,163,980 mainly because of the net loss generated by the Company from its operations. and mainly because of capital expenditures. During this period investing activities used net cash of $137,361, primarily capital expenditures for additional equipment.

Fiscal Year Ended December 31, 1996. Cash proceeds from the issuance of stock amounted to $2,747,491 and continued to be the principal source of capital during this period. The Company also received additional cash proceeds of $500,824 from the issuance of notes payable and $120,000 cash proceeds from stockholder loans. However, the cash provided by these financing activities was offset to some extent by other financing activities which used cash, including payments for the purchase of treasury stock of $1,100,000, principal payments of notes payable of $639,100 and cash dividends of $948,000 paid by one of the Company's recently acquired subsidiaries, prior to the time it was acquired by the Company, so that the net cash provided by financing activities was only $681,215. Operating activities used net cash of $606,685 due mainly to the net loss generated by the Company from its operations.

Possible Future Acquisitions. The Company is in the process of negotiating with several acquisition candidates. The Company believes it has substantially come to terms with three companies subject to the results of due diligence performed on them. The companies include an environmental recycling consulting service located in the Northeast U.S., a plastic lumber marketing organization located on the West coast of the U.S., and a plastic lumber manufacturer in the Midwest U.S. There can be no guarantees or assurances that any of these acquisitions will be completed. No definitive agreements have been executed with regard to any of the proposed acquisitions. It is management's opinion that the total tangible assets of any of the presently contemplated acquisitions, when and if consummated, would not exceed 20% of the Company's total assets on its most recent consolidated financial statements.

                                     BUSINESS

U.S. Plastic Lumber Corporation is divided into two divisions; the recycled plastic lumber division (Earth Care) and the environmental recycling division (Clean Earth). The Earth Care division is comprised of three wholly owned subsidiaries: Earth Care Products of Tennessee, which operates a manufacturing plant in Sharon, Tennessee: Earth Care Products of the Midwest, which operates a sales, manufacturing and assembly facility in Lake Odessa, Michigan; and RPI, which operates a sales and manufacturing facility in Green Bay, Wisconsin. The Clean Earth division operates a plant in New Castle, Delaware.

The Company's Earth Care division manufactures plastic lumber from recycled waste plastic, to satisfy a growing global demand to protect the environment by recycling waste to produce a high quality, long lasting alternative to wood lumber that provides superior performance in outdoor uses and is suitable for most nonstructural applications. In the current age of environmental awareness, there is a growing consumer, corporate and governmental demand to make environmentally sound purchasing decisions. By producing a high quality recycled plastic lumber product, the Company conserves natural resources by reducing the need for lumber products made from wood and at the same time reduces the amount of plastic waste streaming into landfills while providing a longer lasting, useful product. The Company's plastic lumber products are intended as an excellent replacement for pressure treated wood lumber, which is injected with toxic chemicals to retard decay and insect infestation. Plastic lumber is not subject to decay or insect infestation and so will outlast wood lumber, especially in applications exposed to moisture. Recycled plastic lumber is environmentally friendly in that it eliminates potential pollution from leaching of such toxic chemicals into the environment.

The Company also offers recycling services through its environmental group. The Company's Clean Earth division operates a low temperature thermal desorbtion treatment plant, that ensures that contaminated soil is decontaminated in accordance with local, state and federal regulations. This thermal treatment process removes petroleum hydrocarbons from the soil and has been recognized by federal and state agencies (including Delaware, New Jersey, New York, Maryland and Pennsylvania) as a cost effective technology for cleaning up the environment. Contaminated solids, soils and construction debris are recycled and reused in construction and industrial applications. The Company's recycling center in New Castle, Delaware is in a prime location for servicing the Northeast and Mid-Atlantic regions, where extensive remodeling and rebuilding of infrastructure and abandoned industrial property is ongoing. The demand for recycling and reusing construction debris and contaminated soil is growing at a rate of 40% annually. Hazardous waste landfills are expensive and environmentally unfriendly, thereby providing opportunities for the Company's environmental recycling group.

History and Development of the Company

The Company was incorporated in Utah on July 26, 1983, originally under the name of Front Street Energy, Inc. The Company completed a public offering of its securities in 1983, but had no active business for several years. The Company changed its corporate domicile to the State of Nevada in June 1992 and changed its name to Front Street, Inc. In 1994, the Company acquired all the outstanding stock of Educational Storybooks, Inc. and changed its name to Educational Storybooks International, Inc. The Company subsequently divested itself of Educational Storybooks, Inc. and another subsidiary and had no business operations prior to March, 1996.

In March, 1996, the Company entered into an Agreement and Plan of Reorganization with Earth Care Global Holdings, Inc. ("Earth Care"), a manufacturer and marketer of recycled plastic products and other recycling services. Pursuant to the Agreement, the Company reverse split its common stock on a 1 for 16 basis, and then issued 4,196,316 post split shares of its authorized but previously unissued common stock to acquire all the issued and outstanding stock of Earth Care in a stock for stock exchange (the "Acquisition") which was intended to be a tax free reorganization under
Section 368(a) of the Internal Revenue Code.

Earth Care was incorporated under the laws of the State of Florida in April, 1994. This company was organized as a holding company, to engage in the business of manufacturing and marketing plastic lumber products made from 100% recycled plastics, through subsidiaries, including Earth Care Products of America, Inc. (formerly known as Environmental Plastics of America).

Environmental Plastics of America was founded in April, 1992 by Harold H. Gebert, Chairman, CEO and David A. Farrow, President. In March, 1993 this company purchased Earth Care Products of North Carolina, a small recycled plastic lumber manufacturer located in Statesville, North Carolina. Upon completion of this acquisition the name was changed to Earth Care Products of America, Inc. This company then acquired all of the assets of Duraplast Corporation, a recycled plastic lumber manufacturer located in Upland, Pennsylvania in April, 1993. Manufacturing equipment from this acquisition was moved to the Statesville, North Carolina plant to increase production capacity.

In April, 1994 the Board of Directors of Earth Care Products of America, Inc. elected to reorganize into a holding company structure. Earth Care Global Holdings, Inc., was incorporated as a Florida corporation, to be the parent or holding company, with Earth Care Products of America, Inc. as its subsidiary. In May, 1994 Earth Care formed another subsidiary called Earth Care Products of Tennessee, Inc., a Florida corporation, through which it acquired all of the assets of Jeanell Sales Corporation, a recycled plastic lumber manufacturer located in Sharon, Tennessee. In January, 1995 it was determined that significant savings could be achieved by consolidating the Statesville manufacturing operation into the Sharon, Tennessee plant. As previously mentioned, in March, 1996 Earth Care was then acquired as a wholly-owned subsidiary of the Company, which changed its name to U.S. Plastic Lumber Corporation. (The Company continues to do business using the name Earth Care.) The Company is a publicly-held Nevada corporation, and the Company's common stock currently trades under the symbol "ECPL" on the NASD OTC Electronic Bulletin Board.

In April, 1996 the Company acquired all of the assets of DuraTech Industries. DuraTech Industries, in operation since 1986, is a manufacturer of recycled plastic lumber, recycled plastic shapes and value added products located in Lake Odessa, Michigan. This acquisition doubled the Company's recycled plastic lumber sales.

In December, 1996, the Company formed the Clean Earth division, that acquired in a pooling of interest a wholly owned subsidiary, Clean Earth of New Castle, Inc., which has been in operation since 1991, and has treated over 600,000 tons of soil and construction debris that was contaminated with petroleum hydrocarbon wastes, such as fuels, lubricating oils, tars and gasoline. Clean Earth owns and operates a low temperature thermal desorbtion plant that can treat and recycle up to 30,000 tons per month of petroleum contaminated soil.

In January, 1997, the Company acquired Recycled Plastics Industries, Inc.
(RPI), located in Green Bay, Wisconsin. RPI is a manufacturer of specialty profile, recycled plastic lumber products that was formed in 1989. RPI's production process utilizes an automated continuous flow extrusion process with vacuum calibration forming technology. The special products and additional dimensional lumber capacity complement the Company's existing products manufactured at the Tennessee and Michigan plants. The recycled plastic lumber industry is a young, highly fragmented industry with over 30 small manufacturers and many more marketers of recycled plastic lumber products.

In February, 1997, the Company acquired Advanced Remediation and Disposal Technologies, Inc. (ARDT). ARDT is engaged in environmental consulting and clean up of contaminated sites primarily involving water and soils.

Corporate Structure

U.S. Plastic Lumber Corporation, a Nevada corporation, is a holding company for the Company's wholly owned subsidiaries.

Earth Care Products of the Midwest, a Florida corporation
Earth Care Products of Tennessee, a Florida corporation
RPI Acquisition Corp., a Wisconsin corporation
Clean Earth of New Castle, Delaware, a Delaware corporation
Advance Remediation and Disposal Technologies, Inc., a Pennsylvania corporation

Physical Facilities and Employees

The Company's principal executive offices are located in Boca Raton, Florida. The Company leases approximately 3,265 square feet of office space in a four story office building for which it pays $4,600 per month. The Company has a total of eight employees at the corporate offices in administration and finance.

One the Company's manufacturing facilities is located in Sharon, Tennessee. The Company leases, with an option to purchase, a 35,300 square foot metal building for $7,000 per month. The Company employs an average of 20 people at this facility.

The Company also has a manufacturing facility in Lake Odessa, Michigan which it acquired as part of the DuraTech acquisition. The Company leases, on a month to month basis, 12,000 square feet of space at $2300 per month, and employs 26 at this facility.

The Company also has a manufacturing facility in Green Bay, Wisconsin which it acquired as part of the RPI acquisition. The Company leases approximately 20,000 square feet of space at $4,432 per month on a five year lease which commenced January 27, 1997, and employs 11 people at this facility.

The Company also has a hazardous waste processing in New Castle, Delaware which it acquired as part of the Clean Earth acquisition. The Company leases approximately 7 1/2 acres of ground on which it has erected the soil decontamination facilities, for a fee of $1 per ton of soil received for treatment, with an annual minimum of $50,000 and a put under which the landowner can require the Company to purchase the property for $750,000 at any time. The Company employs 26 people at this facility.

The Company also previously leased, for $5,000 per month, another manufacturing facility located in an enterprise zone in Camden, New Jersey. The Company expended in excess of $100,000 for rent and lease alterations to this facility. However, because of delays encountered in negotiations with the City of Camden with respect to Enterprise Zone benefits, the Company entered into negotiations to acquire an alternate facility and eventually acquired the DuraTech facility, which rendered the Camden facility redundant. The Company is presently involved in negotiating a termination of this lease.

EARTH CARE DIVISION - Products

During the past several years, the Company's Earth Care division has positioned itself to be a leading manufacturer in the emerging recycled plastic lumber industry in North America. Recycled plastic lumber is manufactured in a variety of colors, profiles and shapes including standard lumber dimensions and many custom engineered profiles and shapes.

The Company's recycled plastic lumber products are made from 100% recycled, post-consumer and post-industrial plastics and are used for numerous municipal, commercial and residential applications. This non-toxic material is an environmentally friendly alternative to pressure treated lumber and rare woods and provides superior performance for most nonstructural, outdoor applications where traditional wood lumber is subject to moisture damage and rotting. Recycled plastic lumber products offer these unique advantages:

50 year limited warranty
Environmentally friendly and non-toxic
Virtually maintenance free
Saves trees and reduces use of exotic rain forest hardwoods
Can be worked with conventional tools
Aesthetically pleasing wood-like textured surface
Splinter proof - never rots
Not affected by termites, ants or other wood borers
No splitting, cracking or chipping
Holds nails and screws 40% better than wood

Non absorbent and waterproof
No leaching into soil or groundwater
Most graffiti easily washes off
Does not promote organic growth when wet

Products built with the Company's recycled plastic lumber have the appearance of freshly stained or painted wood but the longevity and maintenance-free qualities of plastic. Recycled plastic products are an ideal replacement for wood, metal and concrete in numerous applications, including most non-structural exterior functions. Some of the potential applications are:

Decking for residential and commercial projects
Commercial, municipal and residential applications such as park benches, picnic tables, trash receptacles, car stops, planters and ash urns
Fencing
Highway spacer blocks, guardrail posts, sound attenuation barriers and speed bumps
Trailer, farm equipment and railroad box car flooring
Industrial applications such as pallets, walkways in chemical plants, catwalks on factory roofs
Sanitary animal pen flooring
Railroad ties
Engineered products such as pier piling cores
Sea pilings and marine bulkheads

Manufacturing

The Sharon, Tennessee manufacturing facility currently has three closed mold forming extruders and one continuous flow forming extruder. Most of the Company's large profiles are manufactured at this facility, including engineered products such as marine piling cores, retaining wall timbers and prototype products including the railroad cross tie, highway guardrail posts, and highway spacer blocks. The facility will also manufacture the regional demand for the Company's "Carefree Decking Systems".

The manufacturing facility in Lake Odessa, Michigan has two extruders with closed mold forming and produces a high density polyethylene lumber in assorted specialty shapes such as bench ends and table legs. Acquisition of this facility gave the Company an increase in color selection as the facility produces product in 9 different colors. The Michigan facility currently supplies table legs, bench ends, and other molded shapes sold in the recycled plastic lumber industry. This location also houses the assembly line that fabricates most of the value added products sold by the Company. A regional sales office is also maintained at this location.

The Green Bay, Wisconsin sales and manufacturing facility operates two extruders that utilize a vacuum calibration continuous flow forming line. This process allows for the manufacture of many special profiles, in any length, that are not able to be produced with conventional roll forming or closed mold systems. A regional sales office is also maintained in this location.

The Company's manufacturing process involves proprietary technologies and specialized manufacturing equipment custom built or modified to the company's specifications. The manufacturing process utilizes granulated and/or densified recycled plastic, which in certain cases, contains additives formulated for desired end use characteristics of the product. A key advantage of the process is the ability to utilize plentiful, recycled plastic waste to create a consistent material which can be extruded into a desired shape. While the end product maintains many of the desirable properties of traditional wood materials, it also has superior characteristics such as moisture resistance which give it an advantage over wood for many applications.

The primary product of the Company's manufacturing process is molded plastic lumber in various sizes ranging from 3/8" x 1", to 10" diameter profiles in various lengths. The Company also markets and sells various engineered or value added products for specific applications, in which the plastic lumber is used to make the finished product.

The manufacturing process uses 100% recycled plastic raw material and consists of three stages. First, the recycled plastic materials received at the plant are identified and categorized by resin type. These materials are processed through a series of grinding, densifying and other operations to a consistent particle size. The ground plastic resins are then blended with other ingredients such as colorant and UV stabilizers to prepare specific mixes for the products being produced by the plant. Second, the plastics are heated, mixed and compounded into a thick molten composite which is extruded through either closed mold, roll forming or vacuum calibration finishing lines into specified shapes or profiles using equipment specifically designed for processing recycled materials. Finally, the extruded products are cooled in a downstream process, and the resulting profiles are inspected and cut to specific lengths. The product is then ready to be shipped as plastic lumber in sizes and shapes corresponding to standard lumber dimensions. The Company utilizes only recycled polyethylenes and does not use plastics with PVC, toxic chemicals, insecticide or paint residues. The Company's manufacturing process produces no harmful environmental by-products or hazardous waste.

Raw Materials Supply

At the present time the Company obtains approximately 80% of its mixed plastics feedstock through brokerage firms who obtain such materials from a large variety of materials recycling facilities, including municipal recycling programs as well as plastics discarded in various industrial and manufacturing processes. Management believes the raw materials feedstock is currently purchased from sources which it believes are dependable and adequate for at least short term manufacturing requirements. Generally the company attempts to maintain raw materials inventory sufficient to supply its manufacturing requirements for approximately two months, and management believes that suitable alternative sources are available in the event of disruption. In the past, the Company has not experienced any significant disruptions or other supply problems. However, the cost of recycled plastics has been subject to significant cyclical market fluctuations over the past several years based on supply and demand. The Company's long term strategy is to contract directly with Municipal Recycling Facilities for long term supply to mitigate the exaggerated fluctuation in pricing and supply that the brokers' influence in the market promotes. The Company maintains a flexible product pricing policy that fixes prices only on the amount of product that it has raw material contracted for. This protects the Company from significant losses from raw material market fluctuations. However, no assurances can be given that raw materials will always be available at commercially reasonable prices. Management is generally of the belief that if significant increases in demand for recycled plastics of a lasting nature were to occur, the potential supply of recycled plastics could easily be expanded to meet any lasting increase in demand. Management believes that both supply and demand will continue to increase as public awareness of the need to recycle plastic waste increases. However, any disruption of supply arrangements or significant lasting increases in raw materials prices could have a material adverse effect on the company's operations. The Company is presently negotiating for long term supply contracts for its recycled plastic feedstock. The market for the Company's products has continued to increase and therefore the sales price per pound has been increased by the Company over the last three years. The Company believes this is due to the increased awareness of the market place of the advantages of plastic lumber and an overall awareness of the public of environmental concerns. The Company has increased its sales of products in part due to its increased production capacity.

Research and Development

Extensive testing of recycled plastic lumber has been performed for the past several years at Rutgers University's Center for Plastics Recycling Research. The Company has been an active participant along with others in the research and development process. Since its formation, the Company has also devoted significant efforts on its own, testing and refining its manufacturing processes, molds and recipes to improve its finished products.

In May, 1996, after a long period of research and development with the Company, Rutgers University applied for U.S. Patent Protection for its recycled plastic composite railroad cross tie and its related manufacturing technology. These patents, if granted, would be held by Rutgers University, with the Company being the exclusive worldwide licensee for the sale of this and related products.

A group of plastic lumber manufacturers founded the Plastic Lumber Trade Association (PLTA) to promote the benefits of plastic lumber and create proper testing standards. The PLTA currently has approximately 26 manufacturing members. Mr. Farrow, the Company's Vice Chairman, was a founding director of the PLTA and now serves as Committee Chairman for the ASTM Standard Guide to Plastic Lumber Residential Deck Construction. Mr. Enden, Executive Vice President of Earth Care Midwest, currently serves as the organization's Vice President. PLTA holds committee meetings three time a year in conjunction with the American Society of Testing & Materials (ASTM). Complete ASTM standards are being established for plastic lumber and preliminary test results are now available from the following institutions:

Rutgers University's Center for Plastics Recycling Research
University of Massachusetts at Lowell, Dept. of Engineering
Batelle, Engineering Mechanics Dept.
US Army Corps of Engineers Research Laboratories

It is anticipated that a full set of ASTM standards will be developed and approved for plastic lumber by the end of 1998. This will greatly expand the potential users who are required to meet specifications and standards known to the wood industry. Deck boards may be approved as early as July, 1997.

Proprietary Technology

Management is generally of the belief that maintaining state of the art technology in its recipes, molds and manufacturing processes and maintaining the proprietary nature of that technology through trade secrecy is more important to maintaining a competitive position in the industry than seeking any legal protections that patents may provide. However, patent protection for technology related to railroad crossties and the process to manufacture them, is currently being sought by Rutgers University, but there is no assurance it will obtain any such protection. The Company has entered into an agreement with Rutgers pursuant to which it has exclusively licensed such technology.

Competition

There are an over 30 manufacturers of recycled plastic lumber in the United States, of which approximately 22 are members of the Plastic Lumber Trade Association (PLTA). The competition is broken down into two separate categories: plastic lumber manufacturers using strictly high density polyethylene, and manufacturers that use a mixture of high density and other polymers to produce a product that is less expensive.

The Company primarily uses only high quality polyethylenes and additives at all of its plants. The major competitors in this segment of the market include Eaglebrook Products, Inc., Chicago, Illinois, Bedford Industries, Worthington, Minnesota; Cycle-Masters, Inc., Sweetster, Indiana and NEW Plastics Corp., Luxemburg, Wisconsin. Management intends to compete with these competitors on the basis of price, quality and service. The two major commingled manufacturers are The Plastic Lumber Company, Inc., Akron, Ohio and Hammer's Plastics Recycling, Iowa Falls, Iowa.

In all its applications, the plastic lumber manufactured by the Company will also be in direct competition with conventional wood lumber. At present, the principal competitive disadvantage of plastic lumber compared to wood lumber is that it is generally more expensive to purchase. Plastic lumber is comparable in price to high grade cedar and redwood. Although plastic lumber can be more expensive to initially purchase than comparable wood lumber, plastic lumber can substantially outlast wood lumber, particularly in applications where the lumber is exposed to the elements, and can therefore be more cost effective in the long run. Furthermore, management believes that environmental restrictions are presently impeding forestry operations in United States forests. A second factor impeding the use of pressure treated lumber is the toxic leaching characteristics. Chemicals injected into pressure treated lumber contain hazardous constituents which are released into the soil and create potentially toxic and hazardous conditions. Such factors may reduce if not eliminate any price advantage that wood lumber presently has with respect to its initial acquisition cost.

Potential Markets

In the current age of environmental awareness, there is a growing consumer, corporate and government demand to make environmentally sound purchasing decisions. By producing a suitable recycled plastic lumber product, the Company conserves natural resources, reduces the plastic waste streaming into landfills and provides a useful product that satisfies this growing market. One of the many major markets for recycled plastic lumber is as a substitute for pressure treated lumber. There are currently a number of states that have either passed laws or have on their legislative agenda, restrictions on the use and disposal of pressure treated lumber. The pressure treating process injects copper, chromium and arsenic (all carcinogens) into the wood to provide a defensive barrier against insect attack. Pressure treated wood has legislative restrictions in some states on its disposal methods which requires disposal in toxic waste landfills. Plastic lumber is a safe alternative which is fully recyclable.

Also, plastic lumber's increased resistance to weathering processes, particularly moisture, makes it an ideal substitute for lumber made from wood in any application in which the lumber is exposed to the elements. The resistance to moisture and other weathering processes gives plastic lumber the ability to outlast wood in such applications by several times.

In July, 1994 the Company was selected to participate in a cooperative venture with Rutgers University, Norfolk & Southern Railroad, Conrail and the US Army Corps of Engineers Research Laboratories to develop a prototype railroad crosstie made from recycled commingled plastic. Rutgers University has performed extensive tests on many formulas and the Company has developed a prototype that is superior in many ways to the creosote wood crosstie.
Norfolk & Southern and Conrail are currently track testing the new prototype. The Company is the only plastic lumber manufacturer participating in this project.

Presently there are approximately 180,000 miles of railroad track in the

United States, with 3,100 crossties per mile or a total of 558,000,000 ties in place. In 1993, 11,300,000 crossties were replaced. The expected life of a creosote wood crosstie is 12 years, creating a tremendous demand for the more durable recycled plastic crossties that have an estimated useful life in excess of 50 years. Conditions which shorten tie life are moisture, location relative to curves and switches. Railroads know from extensive experience which locations require highest maintenance and these will be the initial target areas for longer lasting polymer crossties. Based on the replacement rate of 11 million crossties per year, the total potential market for this segment of the business is approximately $700 million annually.

The Company is currently in the process of developing new products for a variety of uses. These new products include component center cores for a manufacturer of reinforced marine pilings and timbers, flooring for farm equipment and railroad ties. The Company is also working with a supplier to produce a recycled plastic highway guard rail spacer block. The project has received conditional approval from the federal Department of Transportation
(DOT) and several state DOT approvals. The Company is working with Texas A & M University and the Southwest Research Institute to develop a highway guardrail post to be marketed to DOT's all over the country. The Company has been assigned national stock numbers from the U.S. Defense Construction Supply Center which controls purchasing for all of the U.S. armed forces. Sales to the General Services Administration have contributed a large portion of total sales.

Although management believes that plastic lumber products are currently suitable for many non-load bearing purposes for which conventional wood lumber is used, the compressive and flexural strength characteristics of plastic lumber are not as suitable as conventional wood lumber for most load bearing applications without additional support; therefore the Company does not intend at present to market its products for structural, framing or general construction purposes.

Marketing Strategies

The recycled plastic lumber division (Earth Care) of the Company is itself divided into four distinct classifications. These divisions are (i) fabricated products, including park and site amenities such as picnic tables, park benches, and trash receptacles; (ii) building products, including decking systems, golf course related products, and standard plastic lumber; (iii) engineered products, including marine piling center cores, highway guardrail spacer blocks, and other engineered products; and (iv) railroad ties.

Each of these divisions contain a Division Head who reports to a senior corporate officer in charge of Sales and Marketing. This senior corporate officer is also in charge of managing and supporting existing Distributor relationships and developing new Distributor relationships.

Within each division, the Company employs sales representatives to market and sell its products utilizing traditional sources of sales including but not limited to attending trade shows, select advertising, cold calling, customer referrals, and the like. The Company also markets and sells through Distributor like relationships; however, it is the Company's policy not to grant any exclusive territory arrangements.

The focus of the Company's selling strategy is the high quality of its product along with superior customer service. The Company also focuses on the benefits of its products including such items as being maintenance free, 100% recycled, environmentally sensitive, aesthetically pleasing in appearance, free from rot and insect infestation, and durable.

The Company has experienced a seasonal slow-down in the winter months during the past three years but expects to reduce the seasonality of its sales by increasing its marketing efforts in warmer climates of the U.S. during winter months and by adding contracts for custom items which are not as seasonal.

Government Regulation and Environmental Matters

Although the Company's operations do not and are not expected to generate significant quantities of waste materials nor any hazardous substances or result in hazardous emissions, operations are and will in the future be subject to numerous existing and proposed laws and regulations designed to protect the environment from waste materials generally and particularly hazardous wastes and emissions. Management does not believe that its waste disposal practices and manufacturing processes will be in violation of any existing or presently proposed law or regulation or require special handling permits or procedures or otherwise result in significant capital expenditures that would have a material adverse effect on operations. However, there can be no assurance that regulatory requirements will not in the future adversely affect operations or require the introduction of costly additional manufacturing or waste disposal practices.

CLEAN EARTH DIVISION - Background

Clean Earth of New Castle, Inc. ("Clean Earth") was founded in 1991 to provide a safe, cost effective and final solution to the environmental problem of dealing with soils contaminated with light distillate petroleum hydrocarbons such as diesel fuel, heating fuel, kerosene, jet fuel and gasoline, by decontaminating such soils so they can then be recycled as clean fill. The process essentially heats the contaminated soils in a controlled environment to a point that the contaminants are burned or evaporated out. In 1995 Clean Earth modified its plant to recycle products at higher temperatures (up to 1,100F), and is now capable of treating soils contaminated with heavier products such as #6 oil, refinery wastes, waste oils and coal distillates such as coal tar.

Clean Earth holds an air permit and solid waste permit, both of them from the Department of Natural Resource and Environmental Control (DNREC) of Delaware. Clean Earth operates a state-of-the-art thermal treatment plant which results in the reduction of TPH (Total Petroleum Hydrocarbons) and BTEX (Benzene, Toluene, Ethylbenzene, Xylenes) to non-detectable levels in the treated soils, while the stack emissions remain below the levels allowable.

This facility was one of the first to be established in the Northeast and Clean Earth has treated and recycled more than 600,000 tons of soils to the satisfaction of the original generators, of the regulatory agencies, and the end-users of the soil. This has been recognized by other States agencies (such as the New Jersey D.E.P.) and by many major oil companies. Amerada Hess Corp., Arco Products Company, Exxon, Getty Petroleum, Mobil Oil Co., Shell Oil Co., Sun Oil Co., BP Oil Co., Citgo Petroleum and Chevron have all included Clean Earth on their approved vendor list for remediation.

The Process

The 70 ton per hour plant and equipment belong to the most recent generation of best available demonstrated technology. The system consists of a variable speed conveyer belt, which feeds contaminated soil into a counterflow rotary dryer. The moisture and contaminants in the soil and debris are evaporated in this drum by the heat of a directly fired burner. Heat transfer to the soil and debris is maximized by the design of the drum's interior.

The gases, which include dust particles in suspension as well as the evaporated contaminants, are directed to a dual cyclone and baghouse where the dust is removed. The remaining gases are ultimately purified in a thermal oxidizer, where they are turned into harmless carbon dioxide and water vapor. The cleaned soil and debris is mixed back with the baghouse dust through a system which insures that the dust has been sufficiently decontaminated during the process, before it is transferred to a cooler system where it is brought back to a safe level of temperature and a dust controlling moisture content.

Liability Control and Government Regulation

The business of decontaminating or otherwise handling toxic or hazardous waste materials is fraught with potential liability to such handlers if the handling and tracking of such wastes is not properly done. Under current federal regulations (RCRA, Resource Conservation & Recovery-Act & CERCLA, Comprehensive Environmental Responsibility, Compensation & Liability-Act), the generator of the waste is financially and legally responsible for that waste forever. Placing it in a landfill or mixing it with other materials does not eliminate that liability. Therefore, proper control and tracking of all wastes materials handled by the Company is essential for the Company to avoid any liabilities with respect to such wastes. The Company takes great precaution not only to eliminate, if possible, the liability of its customers, who are the generators of the contaminated soil and debris, but also to maintain proper control and tracking of each waste stream brought to the facility. However, once the waste has successfully been thermally treated by Clean Earth, the contamination is destroyed and the liability is virtually eliminated. There is no more waste, it is now a reusable material.

Wastes which are sent to a landfill are merely stored until the landfill needs to be excavated again for cleanup in the near or distant future. The waste is still the ultimate responsibility of the generator in all cases. Landfills are a necessary solution for certain hard to treat wastes; but Clean Earth has created an environmentally friendly way to recycle petroleum hydrocarbon contaminated soils, thus saving valuable landfill space for these other needs. Most "recycling" systems merely dilute the contaminated soil by mixing it with clean materials. Clean Earth's technology is the only one that thoroughly cleans the soils before it is made available for reuse. The best illustration of this crucial point is that all production material to date has been sold as clean fill. Clean Earth has enough contractual arrangements to provide this clean fill to offset Clean Earth's output tonnage well into 1997.

Quality Control

The facility is operated with a strict commitment to safety, health and environmental issues coupled with a rigorous system of controls, which lends credence to the "Certificate of Destruction and Recycling" issued to each generator.

The Waste Tracking System process starts before the contaminated soil is accepted at the plant gate. A comprehensive disclosure testing and manifesting system ensures that the solids brought to the facility falls well within the limits of Clean Earth's permits and treatment capacities. This system mirrors the procedures of hazardous waste facilities. Furthermore, Clean Earth runs an EOX test (Extractable Organic Halogens) on every load of material before it is authorized for unloading in the storage buildings. In addition, management runs several spot checks with the comprehensive on-site laboratory:

      GC (Gas Chromatographer) for PCB's (Poly Chlorinated Biphenyls)
      GC for VOC identification (Volatile Organic Compounds)
      GC with a high temperature desorber for THC (Total Hydrocarbons) and Desorption Temperatures EOX analyzer and the screening equipment for fines content

These tests enable Clean Earth to determine quickly and efficiently that the materials that are received are in accordance with their characterization by the generator. This sizable investment in equipment and personnel protects both the facility and the customers against the possibility of receiving undesirable wastes.

The storage buildings are large, fully enclosed structures and are built on continuous concrete slabs. Runoffs from the buildings are collected and checked regularly. The buildings are divided into small compartments to maintain a rigorous separation and tracking of each waste stream that minimizes commingling. This mitigates the potential liability to a small quantity in the case an undesirable waste is detected after it has been accepted. This also ties into the sophisticated waste tracking system that mobilizes a network of eight micro-computers so as to monitor each load of material from the time of reception to the treatment test results. These computers function on-line and enables operators to view and analyze, at any time, all the information relative to a given shipment.

In addition to this set of comprehensive control and recording devices that insure compliance with the various permit requirements, Clean Earth further guarantees the facility's performance by testing the production daily. As recommended in EPA publication #SW846, Clean Earth composites a sample for every 300 tons of production and tests it for BTEX with a GC and for TPH by the EPA 418 method, using an independent State certified laboratory. For coal tars, the treated materials are also tested for PAH's (Polynuclear Aromatic Hydrocarbons) by the EPA 8270 method. It is management's belief that this treatment plant is the first in the industry to control its emissions with a C.E.M. (Continuous Emissions Monitoring) system. Information is collected minute by minute and stored on computers for control purposes; this information is available to both customers and regulators. The property itself is monitored through several monitoring wells, that are tested quarterly. The test results are reported to DNREC. To the companies knowledge, it is the only facility that has assembled such an extravagance of controls to support its warranty of performance.

Liability Insurance

Clean Earth has fully bonded the costs of a closure plan approved by the DNREC. In addition, Clean Earth has secured a total of $7 million of General Liability and of Environmental Impairment Liability insurance coverages. The waste generating companies recycled product is also protected with $1 million single/$2 million aggregate Products and Completed Operations coverage that includes a five year tail coverage.

Competition

Clean Earth has several local competitors which provide similar services within a 150 mile radius. These competitors include R-3 Technologies in Bristol, Pennsylvania, TPST in Baltimore, Maryland and SRP in Philadelphia, Pennsylvania. Clean Earth has obtained a permit to clean coal tar materials from DNREC and believes that this provides a niche market. The nearest competitor with similar capabilities is R-3 Technologies which is approximately 50 miles from the facility. It is estimated that approximately 3 million tons of soils contaminated with coal tar exist in the tri-state area of Delaware, New Jersey and Pennsylvania, which must be cleaned up within the next 5 to 10 years.

Sales and Marketing

Clean Earth has an established sales force which regularly calls upon generators, contractors, transporters and consulting engineers. Clean Earth is on the approved remediation lists of a number of major utilities and refineries in the area, and is currently exploring new markets for its services which include the treatment of contaminated water, treatment and recycling of sewer sludge and wastewater treatment plant sludge, and the grinding and recycling of previously contaminated rock to sell to local contractors as fill material. Clean Earth also receives business from a number of brokers and contractors who have done business with the Company for a number of years.

                                    MANAGEMENT

Executive Officers, Directors and Significant Employees

The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, terms of office and all positions. Directors are divided into classes which are elected for staggered terms of four years, and serve until the annual meeting of the year in which the terms expire, or until their successors are duly elected by the stockholders and qualify. Annual meetings are scheduled to be held the second Wednesday of April each year in Boca Raton, Florida. Officers and other employees serve at the will of the Board of Directors.

                                Term served
Name of Director/Officer  Age  (Term expires)      Positions with the Company

Harold H. Gebert           71  Apr 1992 (1999)     Chairman
David A. Farrow            44  Apr 1992 (1998)     Vice Chairman & Chief
                                                   Operating Officer
Mark S. Alsentzer          41  May 1994 (2000)     President & Chief Executive
                                                   Officer/Director
Bruce C. Rosetto           39  Jan 1997           Vice President/General Counsel
Raymond F. Darling         48  Apr 1992 (1997)     Director
Robert W. Johnson          51  May 1994 (1997)     Director
Christopher J. Walter      62  Oct 1993 (1997)     Director
Raymond J. Kiernan         72  Dec 1994 (1999)     Director
Eugene Arnold, Jr.         73  May 1994 (1998)     Director
Louis H. Jullien III       46  Apr 1992 (1998)     Director
Lester E. Moody            68  May 1996 (1997)     Director
James Blosser              58  Aug 1996 (1999)     Director
Roger Zitrin               49  Nov 1996 (1998)     Director
August C. Schultes III     50  Feb 1997 (2000)     Director
Gary J. Ziegler            49  Feb 1997 (2000)     Director
Stephen M. Groth           39  Feb 1997 (1999)     Director
Lionel A. Marquis          44  Apr 1996            Chief Financial Officer,
                                                   Secretary/Treasurer
Hampton C. Randolph, Jr.   52  May 1995            Executive VP - Sales &
                                                   Marketing
Lee Anderson               56  Jan 1997            Executive VP - Manufacturing
John W. O'Donnell          43  Feb 1997            President - ARDT
Kevin G. John              35  Feb 1997            Secretary/Treasurer - ARDT

Messrs. Darling, Johnson, Walter, and Jullien served as directors of the Company up through the end of 1996, but have subsequently resigned to allow the appointment as new directors of persons affiliated with various recently acquired entities. A brief description of these individuals positions, proposed duties and their background and business experience follows:

HAROLD H. GEBERT, Chairman; Philadelphia, Pennsylvania and Boca Raton, Florida. Mr. Gebert is also Chairman of the Board of Franklin Realty Development Corporation and Manor Properties, Ltd.; President of Hagan Properties, Ltd. Mr. Gebert is responsible for the overall financial direction and management of the Company and maintaining continuing relations with the financial and investment community. Mr. Gebert is a graduate of Pennsylvania State University with a BA Degree in finance. Mr. Gebert has been the Company's chairman since April, 1992.

DAVID A. FARROW, Vice Chairman and COO; Boca Raton, Florida. Mr. Farrow is a licensed General Contractor in Florida and founded Farrow Construction in 1978. He oversees all business aspects of the Company including marketing, management, and product development. Mr. Farrow was a founding Director of the Plastic Lumber Trade Association (PLTA), and now serves as Committee Chairman for the ASTM Standard Guide to Plastic Lumber Residential Deck Construction. He attended Villanova University and Nova University. Mr. Farrow has been the Company's president since April, 1992.

MARK S. ALSENTZER, President & CEO; Flourtown, Pennsylvania. Mr. Alsentzer has been a principal in the building of three successful businesses which have provided excellent returns to shareholders. As former President of Stout Environmental, Inc. Mr. Alsentzer developed that company from $2 million to $90 million in revenues and 46 to 700 employees. Stout merged with Republic Waste Industries, whose Chairman is Wayne Huizenga, and the net return to Stout's shareholders was $180 million. In addition, Mr. Alsentzer was Director of Cemtech, a company whch grew from $6 to $21 million and was sold to Waste Management for $17 million in 1991. Mr. Alsentzer founded Clean Earth, which is currently a wholly owned subsidiary of the Company and a leading recycler of contaminated soil and debris located in the northeast.
Mr. Alsentzer is a Chemical Engineer and has an B.S. from Lehigh University and an MBA from Farleigh Dickenson.

BRUCE C. ROSETTO, Executive Vice-President and General Counsel, Boca Raton, Florida. Mr. Rosetto was a partner in a New Jersey law firm; Paschon, Feurey, and Rosetto from 1982-86. In 1986, Mr. Rosetto became Chairman and CEO of Consolidated Waste Services of America, Inc., a fully integrated environmental company, building that company primarily through mergers and acquisitions into one of the largest privately owned environmental companies in New Jersey. In 1994, he became Chairman and CEO of Hemo Biologics International, Inc., a biologic products company. He joined the Company in January, 1997 and his primary responsibilities are acting as General Counsel to the Company, mergers and acquisitions, and providing sales management support. He graduated from LaSalle University in 1979 with a BA Degree in Political Science, and from Villanova University School of Law in 1982, with a JD Degree.

RAYMOND F. DARLING, founded the South Florida Insurance Agency in Boca Raton, Florida serving 28 agents. Mr. Darling attended the University of Vermont.

ROBERT W. JOHNSON, served in various capacities (most recently as Senior Vice President) for Six Flags Theme Parks Inc., a subsidiary of Time Warner Enterprises, Inc. from 1979 to 1993. Mr. Johnson is presently Executive Director of Outdoor Amusement Business Association, Inc., which represents over 400 Theme and Amusements Parks. Mr. Johnson is a graduate of Parsons College.

CHRISTOPHER J. WALTER, opened new markets for Avon Products in Latin America - Panama, Ecuador, Bolivia; Dominican Republic, Peru, Uruguay, Paraguay, Brazil, Chile, and Venezuela, from 1963 to 1991. Mr. Walter is a graduate of Westminster College, Buenos Aires, Argentina and Bembridge College, Isle of Wight, England and is fluent in Spanish and Portuguese.

RAYMOND J. KIERNAN, Director; Bronxville, New York and Ocean Ridge, Florida. Mr. Kiernan was associated with Merrill Lynch and Co. in various capacities from 1951-1980, ultimately holding the office of Vice President. He was also on the board of directors of Merrill Lynch, Pierce Fenner & Smith, it's predecessor. During his tenure with Merrill Lynch, Mr. Kiernan was an Allied Member of the NYSE, a Director of Security Traders Association of NY, and was on the Board of Governors of the National Association of Securities Dealers, chairing the trading, marketing, and development committees. In 1980 Mr.

Kiernan formed R.J. Kiernan and Associates, a business consulting firm which he operates presently in the capacity of President. Mr. Kiernan presently holds Directorships on the boards of Fleet Bank of New York, Fleet Trust Company of Florida and BCT International. Mr. Kiernan attended Villanova and is a graduate of Iona College with a BA Degree in Finance.

EUGENE ARNOLD, JR., Director; Berwyn, Pennsylvania. Mr. Arnold served as Chairman of the Board of Governors for the NASD, Chairman of NASDAQ and currently serves as arbitrator for the NASD. Mr. Arnold was Governor and Man of the Year for the Philadelphia Securities Association and Chairman of Investment Bankers of America for the Mid-Atlantic States. Mr. Arnold is currently Managing Director for the Philadelphia Corporation and holds a BS in Economics from the Wharton School at the University of Pennsylvania.

LOUIS H. JULLIEN III, is a Vice President of Bank One in Houston, Texas. Mr. Jullien is a graduate of the University of Oklahoma with a degree in Finance and Marketing.

LESTER E. MOODY, Director; Fort Lauderdale, Florida, is a member of the Board of Directors, Miami Heart Institute, Board of Directors C&S Bank, President Committee of 100, Board of Directors 100 Club of Fort Lauderdale. He was an automobile dealer for approximately forty years, was on the General Motors President's Dealer Advisory Council, and owned 9 different dealerships, including Pontiac, Cadillac, Buick, Honda and Acura. Mr. Moody attended Christian Brothers College.

JAMES J. BLOSSER, Director; Fort Lauderdale, Florida, was the former Executive Vice President and General Counsel of Huizenga Holdings, Inc. In addition, Mr. Blosser served as special counsel to the Miami Dolphins, Florida Panthers and the Florida Marlins. He was formerly a partner in Ruden, McClosky, Smith, Schuster & Russell, P.A., is currently a member of the Florida Bar, New York Bar and the American Bar Association, and is extremely active in community affairs. Mr. Blosser received his J.D. from the University of Miami.

ROGER N. ZITRIN, Director; Boca Raton, Florida. Dr. Zitrin was the Founder and President of the Heart Association of Palm Beach County where he was a practicing physician specializing in Cardiology until he retired in 1992. He is presently acting as an independent investor and investment advisor. Dr. Zitrin is the Founder of Florida Medical Laser Corp. and Gold Coast Specialty Lab and Co-founder of Physicians Cardiac Imaging. He is presently acting as a Financial Advisor to Gold Coast Ventures, Inc., and serving as a Board Member of Associated Home Health. Dr. Zitrin is a graduate of Rutgers College of Medicine and Dentistry.

AUGUST C. SCHULTES III, Director; Wenonah, New Jersey. Mr. Schultes is Chairman of the Board and CEO of A.C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment, and pump and motor repair services with offices in Maryland, Delaware and two (2) locations in New Jersey. He is also the Chairman of the Board and CEO of Life Care Institute, a medical diagnostic center with facilities to perform stress tests, CAT scans, MRI scans and physical therapy located in New Jersey. He was also the founder, Chairman of the Board and CEO of Stout Environmental, Inc., a full service hazardous waste environmental company. Stout merged with Republic Waste Industries in 1992. Mr. Schultes is a graduate of Penn State University and has a BS in Civil Engineering.

GARY J. ZIEGLER, Director; Turnersville, New Jersey. Mr. Ziegler is President of Consultants and Planners, Inc., which provides operating services to several water utility companies in New Jersey. Mr. Ziegler is a Professional Engineer and Professional Planner in New Jersey, a Professional Engineer in Maryland, Pennsylvania, Ohio and New York and a member of the American Society of Civil Engineers and the National Society of Professional Engineers. He was

President of W.C. Services, Inc. and Vice President of Stout Environmental, Inc. Mr. Ziegler is a graduate of Clemson University with a BS degree in Civil Engineering.

STEPHEN M. GROTH, Director, Green Bay, Wisconsin. In addition to his responsibilities as Treasurer of Recycled Plastics Industries, Inc., Mr. Groth is President of Outlet Mall Inc. and CST Investments, Inc., two commercial real estate development companies located in northeast Wisconsin. Mr. Groth has extensive background and experience in small business start up and was instrumental in the start up of Recycled Plastics Industries, Inc. Mr. Groth served as the Tax Director of Terex Corporation, a Fortune 500 company headquartered in Green Bay, Wisconsin, and was a Senior Tax Consultant for Price Waterhouse. Mr. Groth is a graduate of George Washington University with a BA in Accounting, a JD from Marquette University Law School and a MST from the University of Wisconsin - Milwaukee.

LIONEL A. MARQUIS, Executive Vice President, CFO and Controller of the Company, is responsible for the Company's financial reporting, accounting operations and controls. Mr. Marquis has over 18 years of public and private accounting experience in diverse manufacturing environments. Prior to joining the Company, Mr. Marquis served as Controller of RTP Corp., a high tech manufacturer in Pompano Beach, Florida. RTP Corp. is a wholly owned subsidiary of Computer Products, Inc., a publicly traded company based in Boca Raton, Florida. Mr. Marquis has a BS degree in Business Administration from Bryant College and is a Certified Public Accountant in the State of Florida.

HAMPTON C. RANDOLPH, JR., Executive Vice President - Sales and Marketing; joined the company with 25 years of sales and marketing experience, and was responsible for the Company's largest distributor (Pennsylvania, New Jersey and Delaware). Mr. Randolph currently oversees the entire distribution network and procurement of new distributors along with national corporate sales for the Company. He is a graduate of the University of Virginia. Mr. Randolph has been an executive officer of the Company since May, 1995.

LEE ANDERSON, Executive Vice President - Manufacturing; is responsible for the overall manufacturing operations of the Company. Mr. Anderson was a co-founder of Recycled Plastics Industries, Inc. (RPI) in 1989, which was subsequently purchased by the Company in January, 1997, at which time Mr. Anderson was named Executive Vice President - Manufacturing. Mr. Anderson brings a strong engineering and business background to the Company and has pioneered many of the continuous extrusion methods used in the recycled plastic lumber industry today. Mr. Anderson developed the recycled plastic lumber operation at N.E.W. Plastics in Wisconsin and Eaglebrook Plastics in Illinios. Mr. Anderson is a product of the Milwaukee based Falk Corporation;s Engineering Program and the Milwaukee School of Engineering. His specialty is Manufacturing Engineering and Design.

JOHN W. O'DONNELL, President; Advanced Remediation and Disposal Technologies, Inc; Whitestown, New Jersey. As a National Sales Manager for Republic Environmental Systems, Inc., Mr. O'Donnell was responsible for the overall management of the sales force and management of major accounts throughout the United States. Mr. O'Donnell was formerly a territorial sales manager of Stout Environmental, Inc. which was merged with Republic in 1992. Mr. O'Donnell is a graduate of Chaminade University, Oahu, Hawaii and has a BA degree in English.

KEVIN G. JOHN, Secretary/Treasurer; Advanced Remediation and Disposal Technology, Inc.; Coopersburg, Pennsylvania. As a Contracting Manager for Republic Environmental Systems, Inc., Mr. John was responsible for bidding of projects, overall management of large remedial projects and management of large government contracts. Mr. John was formerly an operations supervisor of Stout Environmental, Inc. which was merged with Republic in 1992. Mr. John is a graduate of Pennsylvania State University with a BS degree in Earth Sciences.

Executive Compensation

The following table summarizes executive compensation paid or accrued during the past three fiscal years for the Company's Chief Executive Officer during that period and the most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during those years.

                Annual Compensation     Long Term Compensation
-----------------------------------------------------------------------------
Name and                           Restricted Securities
Principal                            Stock    Underlying   All Other
Position  Year  Salary($)  Bonus($)  Awards  Options/SARS  Compensation($)
-----------------------------------------------------------------------------
CEO -     1996  $ 66,700                      118,500(2)      $73,342(4)
Harold    1995  $219,000(1)                       -0-             -0-
Gebert    1994       -0-                          -0-             -0-
-----------------------------------------------------------------------------
COO -     1996  $ 66,700                      116,000(3)      $73,342(4)
David     1995  $219,000(1)                       -0-             -0-
Farrow    1994       -0-                          -0-             -0-
-----------------------------------------------------------------------------
VP-Dist   1996
Raymond   1995  $106,800(1)                                   $54,967(5)
Darling   1994
-----------------------------------------------------------------------------

(1) In 1995 Messrs. Gebert, Farrow, and Darling converted deferred compensation due for services rendered in their capacities as corporate officers to common stock which was issued at $1.77 per share. Mr. Gebert and Mr. Farrow each received 123,729 shares of common stock, and Mr. Darling received 60,339 shares of common stock.

(2) In 1996 Mr. Gebert received 16,000 shares of common stock options at $4.75 per share as part of the Company's Incentive Stock Option Plan. Mr. Gebert also received 100,000 shares of common stock options at $4.00 per share per his employment agreement with the Company and an additional 5,000 shares of common stock options at $2.50 per share for converting a personal loan owed by the Company into preferred stock.

(3) In 1996, Mr. Farrow received 16,000 shares of common stock options at $4.75 per share as part of the Company's Incentive Stock Option Plan. Mr. Farrow also received 100,000 shares of common stock options at $4.00 per share per his employment agreement with the Company.

(4) In 1996, Messrs. Gebert and Farrow each received 18,375 shares at $1.00 per share in exchange for the sale of their own personal shares of the Company in connection with the acquisition of Earth Care by the Company. In addition, Messrs. Gebert and Farrow each received 31,055 shares at $1.77 per share in exchange for their personal guarantees on the Magellan Finance Co. loan.

(5) In 1996, Mr. Darling received 31,055 shares of common stock at $1.77 per share for his personal guarantee on the Magellan Finance Co. loan.

Stock Option Plan

The Board of Directors of the Company has adopted, with the approval of stockholders, a Stock Option Plan (the "Plan"). Under the Plan, the Company has granted options to acquire 120,000 shares of Common Stock to the Company's key employees and officers. Awards consist of stock options (both non-qualified options and options intended to qualify as "Incentive" stock options under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the Plan. The Plan is administered by the Board of Directors which has determined the persons to whom awards are granted, the number of awards granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

In connection with qualified stock options, the exercise price of each option may not be less than 100% of the fair market value of the Common Stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value of shares for which qualified stock options are exercisable for the first time by such employee during any calendar year may not exceed $100,000. Non-qualified stock options granted under the Plan may be granted at a price determined by the Board of Directors, not to be less than the fair market value of the Common Stock on the date of grant.

The Plan may also contain certain change in control provisions which could cause options and other awards to become immediately exercisable and restrictions and deferral limitations applicable to other awards to lapse in the event any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, including a "group" as defined in
Section 13(d), but excluding certain stockholders of the Company, became the beneficial owners of more than 25% of the Company's outstanding shares of Common Stock.

                              PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock by each person who is proposed to serve, currently serves or has served during the past year as a director of the Company, each person (or group of person whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of said securities, and all such directors and executive officers of the Company as a group:

                         Title of   Amount and Nature of   Percent
Name and Address          Class     Beneficial Ownership   of Class

Harold Gebert             Common        627,256 shares(1)    4.7%

David A. Farrow           Common        485,532 shares(2)    3.7%

Mark Alzentzer            Common      5,878,155 shares(3)   43.1%

Raymond F. Darling        Common        334,283 shares       2.5%

Robert W. Johnson         Common        103,468 shares       0.8%

Christopher J. Walter     Common         88,589 shares       0.7%

Raymond J. Kiernan        Common        161,826 shares(4)    1.2%

Eugene Arnold, Jr.        Common         98,124 shares(5)    0.7%

Louis H. Jullien III      Common        238,781 shares       1.8%

Lester E. Moody           Common        189,096 shares(6)    1.2%

James J. Blosser          Common         99,700 shares(7)    0.7%

Roger Zitrin              Common        318,738 shares(8)    2.1%

August C. Schultes III    Common      5,470,422 shares(9)   41.3%

Gary J. Ziegler           Common      5,750,100 shares(10)  42.6%

Stephen M. Groth          Common        291,677 shares       2.2%

Lee Anderson              Common        291,677 shares       2.2%

John O'Donnell            Common         88,000 shares       0.7%

Kevin John                Common         88,000 shares       0.7%

All officers & directors
as a group (19 persons)   Common      9,865,656 shares(11)   67 %

Stout Partnership         Common      5,400,000 shares       41 %

(1) Includes 121,000 shares not presently outstanding which Mr. Gebert presently has the right to acquire through the exercise of outstanding earned options.

(2) Includes 116,000 shares not presently outstanding which Mr. Farrow presently has the right to acquire through the exercise of outstanding earned options.

(3) Includes 447,000 shares not presently outstanding which Mr. Alsentzer presently has the right to acquire through the exercise of outstanding earned options, 42,000 shares not presently outstanding which he has the right to acquire through conversion of outstanding preferred stock, and 5,400,000 shares as to which Mr. Alsentzer has shared beneficial ownership, which are held of record by Stout Partnership, a partnership in which Mr. Alsentzer is a principal partner.

(4) Includes 5,000 shares not presently outstanding which Mr. Kiernan presently has the right to acquire through the exercise of outstanding earned options and 7,000 shares not presently outstanding which he has the right to acquire through conversion of outstanding preferred stock.

(5) Includes 89,695 shares not presently outstanding which Mr. Arnold presently has the right to acquire through the exercise of outstanding earned options and 7,000 shares not presently outstanding which he has the right to acquire through conversion of outstanding preferred stock.

(6) Includes 96,278 shares not presently outstanding which Mr. Moody or his wife presently has the right to acquire through conversion of outstanding preferred stock.

(7) Includes 5,000 shares not presently outstanding which Mr. Blosser presently has the right to acquire through the exercise of outstanding earned options and 94,500 shares not presently outstanding which he has the right to acquire through conversion of outstanding preferred stock.

(8) Includes 23,170 shares not presently outstanding which Mr. Zitrin presently has the right to acquire through conversion of outstanding preferred stock.

(9) Includes 70,322 shares not presently outstanding which Mr. Schultes presently has the right to acquire through conversion of outstanding preferred stock and 5,400,000 shares as to which Mr. Schultes has shared beneficial ownership, which are held of record by Stout Partnership, a partnership in which Mr. Schultes is a principal partner.

(10) Includes 350,000 shares of common stock not presently outstanding which Mr. Ziegler presently has the right to acquire through the conversion of 50,000 shares of outstanding preferred stock and 5,400,000 shares as to which Mr. Ziegler has shared beneficial ownership, which are held of record by Stout Partnership, a partnership in which Mr. Ziegler is a principal partner.

(11) Includes 15,000 shares not presently outstanding which 2 other officers have the right to acquire through the exercise of outstanding options, in addition to 47,332 shares held by such officers which are presently outstanding.

The foregoing amounts include all shares these persons are deemed to beneficially own regardless of the form of ownership. See "Certain Transactions."

                               CERTAIN TRANSACTIONS

Sales of approximately $153,000 during 1995 were to Earth Care Partners ("ECP") which is a partnership entity which at the time was controlled by certain officers/stockholders of the Company. The Company acquired certain net assets of ECP effective February 1, 1996. The Acquisition was accounted for as a purchase, however the net effect of the acquisition did not have a material effect on the balance sheet of the Company.

The Company, has granted warrants to Eugene Arnold to acquire 84,695 shares of Company common stock at an aggregate exercise price of $150,000. This option was granted in connection with an earlier extension of a $50,000 note payable by the Company to Mr. Arnold and in consideration of making the note payable non-interest bearing. The note is due and the warrants are exercisable on or before September 15, 1997.

At December 31, 1995, Earth Care converted accounts payable to officers of $45,662 and amounts due to stockholders of $305,600 into 35,125 shares of Earth Care common stock.

At December 31, 1995, Earth Care issued 97,580 shares of its common stock to certain of its officers, directors and employees in satisfaction of $950,800 of compensation and $25,000 of accrued interest. This is not anticipated to be a recurring expense.

In March, 1996, the Company entered into an Agreement and Plan of Reorganization with Earth Care Global Holdings, Inc. ("Earth Care"), a manufacturer and marketer of recycled plastic products and other recycling services. Pursuant to the Agreement, the Company reverse split its common stock on a 1 for 16 basis, and then issued 4,196,316 post split shares of its authorized but previously unissued common stock to acquire all the issued and outstanding stock of Earth Care in a stock for stock exchange (the "Acquisition") which was intended to be a tax free reorganization under
Section 368(a) of the Internal Revenue Code. The Company also granted to the former Earth Care shareholders earn-out rights with respect to an additional 2,000,000 shares of Common Stock, subject to fulfillment of certain conditions relating to production and net sales. As a condition precedent to the closing of the Acquisition, the Company raised $1,000,000 of capital through an offering of its securities. The offering was completed and the Acquisition closed on or about March 28, 1996. As part of the Acquisition, the Company completed a distribution to common stockholders of Series A and B Warrants. The Company has registered the Shares underlying the Series A Warrants by means of the registration statement of which this prospectus is part. If all the Series A Warrants registered hereby are exercised, of which there is no assurance, the Company would receive an additional $2,375,000 of capital.

As a condition to closing the Acquisition of Earth Care, the Company was also required to retire an existing note payable which at March 15, 1996, had a balance due of $699,775 reflecting principal and accrued interest. The note was secured by all assets of Earth Care. The note was retired upon payment of approximately $200,000 (representing approximately $95,000 principal reduction) and by issuing a new note which is not convertible to stock, is not secured by Earth Care assets, was due on December 31, 1996, and was personally guaranteed by certain officers of Earth Care and their spouses. In consideration of becoming personal guarantors on the new note, Harold H. Gebert, David A. Farrow, Raymond F. Darling and Raymond J. Kiernan were issued an aggregate of 32,000 shares of Earth Care (representing 180,682 shares of the Company stock included in the 4,196,316 issued in the Acquisition).

The Magellan Option refers to an option which if exercised in full, would require the payment by the optionee of an aggregate exercise price of $626,021. The option expires on December 31, 1997. However, in the event the option is not exercised, the Company is obligated to issue the entire 353,684 shares without additional consideration, to the persons who were formerly shareholders of Earth Care immediately prior to the Acquisition.

In April, 1996 the Company acquired all of the assets of Duratech Industries. Duratech Industries, in operation since 1986, is a manufacturer of recycled plastic lumber, recycled plastic shapes and value added products located in Lake Odessa, Michigan. The Company paid a total of $41,000 cash and issued a total of 24,772 shares of common stock, to the shareholders of Duratech, to acquire such assets. In addition, the Company granted earn out rights to such persons to acquire 150,000 shares of the Company's Common Stock upon fulfillment of certain conditions relating the level of net sales volume from products manufactured at the Michigan facility. One of the shareholders of Duratech, Allen Cockrum, became the Production Manager for the Company at the Michigan facility.

In December, 1996, the Company formed the Clean Earth division, and through it acquired, in a transaction accounted for as a pooling of interest, a wholly owned subsidiary, Clean Earth of New Castle, Inc., which has been in operation since 1991, and has treated over 600,000 tons of soil and construction debris that was contaminated with petroleum hydrocarbon wastes, such as fuels, lubricating oils, tars and gasoline. Clean Earth owns and operates a low temperature thermal desorption plant that can treat and recycle up to 30,000 tons per month of petroleum contaminated soil. The Company issued 5,400,000 shares of Common Stock to Stout Partnership, which was the sole shareholder of Clean Earth, and also granted earn-out rights with respect to 2,573,686 shares of Company Common Stock on the same basis as the earn-out rights previously granted to the former Earth Care shareholders as part of that acquisition. Mark Alsentzer, Gary Ziegler and August Schultes, principals of Stout Partnership, became directors of the Company and Mr. Alsentzer assumed the positions of President and Chief Executive Officer.

In January, 1997, the Company acquired Recycled Plastics Industries, Inc.
(RPI), located in Green Bay, Wisconsin. RPI is a manufacturer of specialty profile, recycled plastic lumber products that was formed in 1989. RPI's production process utilizes an automated continuous flow extrusion process with vacuum calibration forming technology. The Company paid $1,200,000 cash and issued 1,000,000 shares of its Common Stock to acquire RPI.

In February, 1997, the Company acquired Advanced Remediation and Disposal Technologies, Inc. (ARDT). ARDT is engaged in environmental consulting and clean up of contaminated sites primarily involving water and soils. The Company issued 300,000 shares of its Common Stock to the former shareholders of ARDT.

Conflicts of Interest

Other than as described herein the Company is not expected to have significant further dealings with affiliates. However, if there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person. Presently none of the officers and directors have any transactions which they contemplate entering into with the Company, aside from the matters described herein.

Management will attempt to resolve any conflicts of interest that may arise in favor of the Company. Failure to do so could result in fiduciary liability to management.

Indemnification and Limitation of Liability of Management

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper
personal benefit.    The Company's by-laws indemnify its Officers and
Directors to the full extent permitted by Nevada law. The by-laws with these exceptions eliminate any personal liability of a Director to the Company or its shareholders for monetary damages for the breach of a Director's fiduciary duty and therefore a Director cannot be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. The Company's Articles provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the Company to the maximum extent and under all circumstances permitted by law. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interest's of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             DESCRIPTION OF SECURITIES

The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor. See "Additional Information."

Common Stock

The Company is presently authorized to issue 50,000,000 shares of $.0001 par value common stock. The Company presently has 13,163,898 shares of common stock outstanding. The Company has reserved from its authorized but unissued shares a sufficient number of shares of common stock for issuance of the Shares offered hereby. The shares of common stock issuable on completion of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

The holders of common stock, including the Shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

The Company is also presently authorized to issue 5,000,000 shares of $.001 par value Preferred Stock. Under the Company's Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the Preferred Stock of any other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of Preferred Stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from the Company.

The Board of Directors of the Company has designated 250,000 shares as Series A Preferred Stock, with a 10% cumulative stock dividend, payable semiannually on March 31 and September 30 of each year, commencing on September 30, 1996, at a rate of 10% per annum. The Company has sold 193,970 shares of Series A Preferred Stock. Each share of Series A Preferred Stock in convertible: (i) at the option of the holder into Common Stock of the Company at the rate of seven (7) shares of Common Stock for each share of Series A Preferred Stock, and (ii) mandatorily converted into Common Stock on the date on which a Registration Statement, which is filed with the U.S. Securities and Exchange Commission and would yield proceeds to the Company in excess of $10 million, is declared effective by the SEC. The Series A Preferred Stock is subject to redemption by the Company at its option at any time commencing from the date of issue of such Series A Preferred Stock at a price of $25.00 per share. None of the Series A Preferred Stock issued has been converted into Common Stock of the Company or redeemed by the Company as of the date hereof.

Series A and Series B Warrants

At the same time that the Company distributed the Series A Warrants, it also distributed Series B Warrants, so the Company now has 950,000 Series A and

950,000 Series B common stock purchase warrants (the "Warrants") outstanding. The Warrants are exercisable at $2.50 per share for the Series A Warrants and $4.50 per share for the Series B Warrants, at any time prior to June 30, 1998, subject to effectiveness of registration of the Warrants and underlying shares.

      (a) The Company may redeem all or a portion of the Warrants, in each case at $.01 per warrant upon 30 days' prior written notice to the warrant holders in the event the Closing bid price of the Company's common stock exceeds or equals $4.00 per share for 20 consecutive trading days, then the Series A Warrants can be redeemed and if the price equals or exceeds $6.00 then the Series B Warrants may be redeemed. The warrants may only be redeemed if a current registration statement is in effect with respect thereto. Any warrant holder who does not exercise his Warrants prior to the Redemption Date, as set forth on the Company's Notice of Redemption, will forfeit his right to purchase the shares of Common Stock underlying such Warrants, and after such Redemption Date any outstanding Warrants referred to in such Notice will become void and be canceled. If the Company does not redeem such Warrants, such warrants will expire at the conclusion of the exercise period unless extended by the Company.

      (b) The Company may at any time, and from time to time, extend the exercise period of the Warrants provided that written notice of such extension is given to the warrant holders prior to the expiration date thereof. Also, the Company may, at any time, reduce the exercise price thereof by written notification to the holders thereof. The Company does not presently contemplate any extensions of the exercise period or reduction in the exercise price of the Warrants.

      (c) The Warrants contain anti-dilution provisions with respect to the occurrence of certain events, such as stock splits or stock dividends. The anti-dilution provisions do not apply in the event of a merger or acquisition. In the event of liquidation, dissolution or winding-up of the Company, warrant holders will not be entitled to participate in the
      assets of the Company.   Warrant holders have no voting, preemptive,
      liquidation or other rights of a stockholder of a Company, and no dividends may be declared on the Warrants.

      (d) The Warrants may be exercised by surrendering to the Company, a Warrant certificate evidencing the Warrants to be exercised, with the exercise form included therein duly completed and executed, and paying to the Company the exercise price per share in cash or check payable to the Company. Stock certificates will be issued as soon thereafter as practicable.

      (e) The Warrants are not exercisable until the Warrants and the shares of Common Stock underlying the Warrants are registered. The Company has agreed to file with the Commission a registration statement with respect to the issuance of such shares underlying the Warrants as soon as practicable following the Acquisition. The effective date of such registration will be the "Commencement Date" for determining the exercise period of such Warrants. The Company will also seek to register or qualify the Common Stock issuable upon the exercise of the Warrants under the Blue Sky laws of all states in which holders of the Warrants may reside.

      (f) The Warrants are deemed to be "restricted securities" in a manner similar to the definition of that term used in Rule 144 and will only be transferable, prior to registration, upon a showing to the satisfaction of the Company that the transfer is exempt from the registration provisions of the Securities Act of 1933. The Warrants are stamped with a restrictive legend.

Transfer Agent

The transfer agent for the Company is Interwest Stock Transfer Co., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117.

Annual Reports

The Company intends to furnish annual reports to shareholders which will contain financial statements audited by independent certified public accountants and such other interim reports as the Company may determine.

Dividend Policy

The Company has not paid any cash dividends on common stock to date and does not anticipate paying cash dividends on common stock in the foreseeable future. The Company intends for the foreseeable future to follow a policy of retaining all of its earnings, if any, to finance the development and expansion of its business. The Company does intend to pay stock dividends on its preferred stock in accordance with the terms thereof.

Other Outstanding Options

The Company has reserved 353,684 shares of the Company's common stock for issuance upon exercise of an option held by a former creditor of Earth Care (the "Magellan Option"). The option is exercisable for an aggregate amount of $626,021 for the 353,684 shares until December 31, 1997. In the event the Magellan Option is not exercised in whole or in part, then those shares reserved for the Option shall be issued on a pro rata basis to the persons who formerly were shareholders of Earth Care, in proportion to the Earth Care shares they owned immediately prior to closing the Acquisition.

Earn-Out Shares

Pursuant to various agreements entered into between the Company and the former shareholders of Earth Care, Duratech, Clean Earth and ARDT as part of the acquisitions of those companies, a total of 4,873,686 shares of the Company's Common Stock is subject to the right of such shareholders to receive such stock under certain conditions relating to earnings, sales or production levels reached by the Company or by the entities which these person were formerly shareholders of.

The Earth Care Historical Shareholders are entitled to receive on a pro rata basis an aggregate of 2,000,000 additional shares of the Company's common stock at any time prior to December 31, 2000, in the event that Earth Care, on a consolidated basis, reaches production or sales of at least 2,000,000 pounds of plastic lumber product per month for three consecutive months.

The Duratech Historical Shareholders are entitled to receive on a pro rata basis an aggregate of 150,000 additional shares of the Company's common stock at any time prior to April 30, 1999, in the event that Duratech reaches net sales of products manufactured at the Michigan facility of at least $1,500,000 during any twelve month period.

The Clean Earth Historical Shareholders are entitled to receive on a pro rata basis an aggregate of 2,573,686 additional shares of the Company's common stock at any time prior to December 31, 2000, in the event that the Company, on a consolidated basis, reaches production or net sales of at least 2,000,000 pounds of plastic lumber product per month for three consecutive months.

The ARDT Historical Shareholders are entitled to receive on a pro rata basis an aggregate of up to 150,000 additional shares of the Company's common stock during 1997 and 1998 in the event that ARDT reaches certain specified levels of profits as defined in the agreement during each of those years.

                          SHARES ELIGIBLE FOR FUTURE SALE

Of the 13,163,898 shares of the Company's common stock outstanding prior to the exercise of any Warrants, 1,949,999 shares are freely tradeable or eligible to be sold in the public market that exists for the Common Stock. In addition, the 950,000 shares of Common Stock underlying the Series A Warrants will also be freely tradeable into the public market immediately upon issuance. Sales of substantial amounts of this common stock in the public market could adversely affect the market price of the common stock. Furthermore, all of the remaining shares of Common Stock presently outstanding are restricted and/or affiliate securities which are not presently, but may in the future be sold into any public market that may exist for the Common Stock, pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act").

In general, under Rule 144 as currently in effect, a person (or group of persons whose shares are aggregated), including affiliates of the Company, can sell within any three-month period, an amount of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or (if the Stock becomes quoted on NASDAQ or a stock exchange), the reported average weekly trading volume during the four calendar weeks preceding the sale; provided, that at least two years have elapsed since the restricted securities being sold were acquired from the Company or any affiliate of the Company, and provided further that certain other conditions are also satisfied. If at least three years have elapsed since the restricted securities were acquired from the Company or an affiliate of the Company, a person who has not been an affiliate of the Company for at least three months can sell restricted shares under Rule 144 without regard to any limitations on the amount. Future sales by current shareholders could depress the market prices of the Common Stock in any such market.

                               PLAN OF DISTRIBUTION

This Prospectus and the registration statement of which it is part relate to the offer and sale of 950,000 shares of Common Stock of the Company underlying Series A Warrants. The securities registered hereby include 950,000 shares of Common Stock issuable upon the exercise of the Series A Warrants at an exercise price of $2.50 per share. The Series A Warrants were recently distributed as a dividend with respect to the Common Stock of the Company to shareholders of record as of March 18, 1996. By their terms, the Warrants were not exerciseable and did not constitute an offer by the Company to sell the Shares prior to the date of this prospectus. The Warrants are now exerciseable until June 30, 1998.

The offering will be managed by the Company without an underwriter, and the Shares will be offered and sold by the Company, without any discount, sales commissions or other compensation being paid to anyone in connection with the offering. In connection therewith, the Company will pay the costs of preparing, mailing and distributing this Prospectus to the holders of the Warrants. Brokers, nominees, fiduciaries and other custodians will be requested to forward copies of this Prospectus to the beneficial owners of securities held of record by them, and such custodians will be reimbursed for their expenses.

There is no assurance that all or any of the Shares will be sold, nor any requirement, or escrow provisions to assure that, any minimum amount of Warrants will be exercised. All funds received upon the exercise of any Warrants will be immediately available to the Company for its use.

Exercise Procedures

Warrants may be exercised in whole or in part by presentation of the Warrant Certificate, with the Purchase Form on the reverse side thereof filled out and signed at the bottom thereof, together with payment of the Exercise Price and any applicable taxes at the principal office of Interwest Stock Transfer Co., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. Payment of the Exercise Price shall be made in lawful money of the United States of America by wire transfer or check payable to the order of "U.S. Plastic Lumber Corp."

All holders of warrants will be given an independent right to exercise their purchase rights. If, as and when properly completed and duly executed notices of exercise are received by the Transfer Agent and/or Warrant Agent, together with the Certificates being surrendered and full payment of the Exercise Price in cleared funds, the checks or other funds will be delivered to the Company and the Transfer Agent and/or Warrant Agent will promptly issue certificates for the underlying Common Stock. It is presently estimated that certificates for the shares of Common Stock will be available for delivery in Salt Lake City, Utah at the close of business on the tenth business day after the receipt of all required documents and funds.

                                   LEGAL MATTERS

To the knowledge of management, there is no material litigation pending or threatened against the Company. The validity of the issuance of the Shares offered hereby will be passed upon for the Company by Thomas G. Kimble & Associates, Salt Lake City, Utah.

                                      EXPERTS

The December 31, 1996 and 1995 consolidated financial statements of the Company (formerly known as Earth Care Global Holdings, Inc.), included in this Prospectus have been audited by Kuntz Lesher Siegrist & Martini, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance on such report given upon the authority of that firm as experts in accounting and auditing.

          U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES

          CONSOLIDATED FINANCIAL STATEMENTS

          DECEMBER 31, 1996 AND 1995


PAGE

                                   CONTENTS



FINANCIAL STATEMENTS

    Independent Accountants' Report                                Page      1

    Consolidated Balance Sheets                                              2

    Consolidated Statements of Operations                                    3

    Consolidated Statements of Changes in Stockholders' Equity               4

    Consolidated Statements of Cash Flows                                    5

    Notes to Consolidated Financial Statements                         6 to 16



PAGE

                     KUNTZ LESHER SIEGRIST & MARTINI LLP
                        CERTIFIED PUBLIC ACCOUNTANTS
                          215 S. CENTERVILLE ROAD
                               P. O. BOX 8408
                            LANCASTER, PA 17604
                               (717)394-5666
                             FAX (717)394-0693

                       INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders
U.S. Plastic Lumber Corp. and Subsidiaries
Boca Raton, Florida


    We have audited the accompanying consolidated balance sheets of U.S. Plastic Lumber Corp. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Plastic Lumber Corp. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

    We previously audited and reported on the consolidated balance sheet and consolidated statements of operations, changes in stockholders' deficiency and cash flows of U.S. Plastic Lumber Corp. and Subsidiaries (formerly Earth Care Global Holdings, Inc. and subsidiaries) for the year ended December 31, 1995, prior to their restatement for the 1996 pooling of interests. The contribution of U.S. Plastic Lumber Corp. and Subsidiaries to total assets, revenues and net loss represented 26%, 17% and 136% of the respective restated totals. Separate financial statements of the other company included in the 1995 restated consolidated balance sheet and consolidated statements of operations, changes in stockholders' equity and cash flows were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated balance sheet and consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1995, after restatement for the 1996 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 2 of notes to consolidated financial statements.


                                  KUNTZ LESHER SIEGRIST & MARTINI LLP
                                  CERTIFIED PUBLIC ACCOUNTANTS

Lancaster, Pennsylvania
February 10, 1997 (except as to Note 14
  which is as of February 24, 1997)
       1
                  U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                          December 31, 1996 and 1995


                                                     1996            1995
                                                   -----------     ----------
       ASSETS

CURRENT ASSETS
   Cash and cash equivalents                       $   854,290     $1,199,614
   Accounts and notes receivable, net of allowance
     for doubtful accounts of $262,279 and $102,052
     for 1996 and 1995, respectively                 1,559,463      2,811,062
   Inventories                                         574,381        509,842
   Prepaid expenses and other current assets            99,462        181,800

       TOTAL CURRENT ASSETS                          3,087,596      4,702,318

Property and equipment, net                          1,198,232      1,486,015
Deferred income taxes                                      -          121,300
Goodwill, net of accumulated amortization
  of $30,220 in 1996                                   209,462            -
Deferred expenses and other assets                      15,392        125,271

       TOTAL ASSETS                                 $4,510,682     $6,434,904

       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable, current portion                  $   707,582     $  644,510
   Accounts payable                                  1,307,221      1,028,733
   Accrued expenses                                    170,759        299,673
   Deferred revenue                                    162,819        189,055
   Other liabilities                                    27,654         52,796

       TOTAL CURRENT LIABILITIES                     2,376,035      2,214,767

Notes payable, net of current portion                    6,730            -

       TOTAL LIABILITIES                             2,382,765      2,214,767

STOCKHOLDERS' EQUITY
   10% Convertible preferred stock, par value $.001;
     authorized 5,000,000 shares; issued and
     outstanding 74,970 shares at December 31,
     1996 (aggregate liquidation preference of
     $1,499,400)                                            75            -
   Common stock par value $.0001, authorized
     50,000,000 shares; issued and outstanding
     11,672,349 and 9,035,666 shares at December
     31, 1996 and 1995, respectively                     1,167            903
   Additional paid-in capital                        9,475,814      7,061,369
   Accumulated deficit                              (7,349,139)    (2,842,135)

       TOTAL STOCKHOLDERS' EQUITY                    2,127,917      4,220,137

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $4,510,682     $6,434,904

The accompanying notes are an integral part
  of the consolidated financial statements.
       2
                 U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

               For the Years Ended December 31, 1996 and 1995





                                                    1996          1995

Net sales                                       $ 6,627,242   $ 7,257,995

Cost of goods sold                                5,898,058     5,225,689

   GROSS PROFIT                                     729,184     2,032,306

General and administrative expenses               4,188,516     3,081,023
Abandonment loss                                    199,087           -

   OPERATING LOSS                                (3,658,419)   (1,048,717)

Interest income                                      56,272          -
Interest expense                                    (77,372)      (87,186)

   LOSS BEFORE PROVISION FOR INCOME TAXES
     AND EXTRAORDINARY ITEM                      (3,679,519)   (1,135,903)

Provision for income taxes                          (61,516)      310,000

   LOSS BEFORE EXTRAORDINARY ITEM                (3,618,003)   (1,445,903)

Extraordinary item - gain on involuntary
  conversion (net of income taxes of $44,500)        66,859           -

   NET LOSS                                     $(3,551,144)  $(1,445,903)

Primary loss per share:
    Loss before extraordinary item                   $ (.33)       $ (.19)
    Extraordinary item                                  .01            -

   NET LOSS                                          $ (.32)       $ (.19)

Weighted-average number of shares outstanding     11,067,636    7,614,871














The accompanying notes are an integral part of the consolidated financial statements.


       3
                      U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    For the Years Ended December 31, 1996 and 1995

                                                      CONVERTIBLE
                                                    PREFERRED STOCK     COMMON
STOCK    ADDITIONAL     ACCUMULATED
                                                    SHARES   AMOUNT    SHARES
AMOUNT PAID-IN CAPITAL   DEFICIT        TOTAL
Balance, December 31, 1994, as originally reported    -      $  -      365,520
$ 3,655   $1,182,495    $(1,845,194)  $ (659,044)
Restatement for new capital structure acquired
  with the merger of Educational Storybooks
  International, Inc. (see Note 2)                                   1,698,317
(3,449)       3,449          -            -
  Restatement for pooling of interests(see Note 2)                   5,400,000
   540    2,999,460        848,962    3,848,962

Balance, December 31, 1994, as restated               -         -    7,463,837
   746    4,185,404       (996,232)   3,189,918

Issuance of common stock, net of issuance costs                        737,842
    74    1,398,996          -        1,399,070
Issuance of common stock for services                                  550,966
    55      975,745          -          975,800
Exercise of stock options                                               84,695
     8      149,992          -          150,000
Conversion of stockholders/officers loans
  into common stock                                                    198,326
    20      351,232          -          351,252
Cash dividends paid                                                      -
    -         -           (400,000)    (400,000)
Net loss                                                                 -
    -         -         (1,445,903)  (1,445,903)

Balance, December 31, 1995                            -         -    9,035,666
   903    7,061,369     (2,842,135)   4,220,137

Merger with Educational Storybooks International,
  Inc. (see Note 2)                                                    950,000
    95         (491)         -             (396)
Issuance of common stock, net of issuance costs                      1,267,380
   127    1,362,729          -        1,362,856
Issuance of common stock for acquisitions                              137,698
    14      224,758          -          224,772
Issuance of common stock for services                                  276,040
    28      414,633          -          414,661
Exercise of stock options                                                5,565
    -        13,500          -           13,500
Issuance of convertible preferred stock            68,577       69       -
    -     1,371,462          -        1,371,531
Conversion of stockholders/directors loans into
  preferred stock                                   6,000        6       -
    -       119,994          -          120,000
Purchase and retirement of treasury stock           -            -       -
    -    (1,100,000)         -       (1,100,000)
Cash dividends paid                                 -            -       -
    -         -           (948,000)    (948,000)
10% preferred stock dividend                          393        -       -
    -         7,860         (7,860)       -
Net loss                                            -            -       -
    -         -         (3,551,144)  (3,551,144)

Balance, December 31, 1996                         74,970    $  75  11,672,349
$ 1,167   $9,475,814    $(7,349,139)  $2,127,917
The accompanying notes are an integral part
  of the consolidated financial statements.

       4
                 U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the Years Ended December 31, 1996 and 1995


                                                        1996         1995

Cash flows from operating activities:
  Net loss                                          $(3,551,144) $(1,445,903)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization                       880,565    1,039,556
    Issuance of common stock for services               414,661      975,800
    Provision for losses on accounts and notes
      receivable                                        160,227       (5,448)
    Write-off of abandoned and fire damaged
      property and equipment                            153,022          -
    Gain on sale of assets                                  -        (84,500)
    Deferred income taxes                               121,300     (120,000)
    Distributor deposits                                (25,142)    (325,124)
    Increase (decrease) in cash due to changes in
      operating assets and liabilities, net of
      effects of acquisitions:
       Accounts receivable                            1,175,011   (1,357,284)
       Inventories                                      125,306     (259,262)
       Prepaid expenses and other current assets         82,338       46,910
       Accounts payable                                  96,711       (4,069)
       Accrued expenses                                (213,304)     186,289
       Deferred revenue                                 (26,236)     189,055
          Total adjustments                           2,944,459      281,923

          NET CASH USED IN OPERATING ACTIVITIES        (606,685)  (1,163,980)

Cash flows from investing activities:
  Capital expenditures                                 (414,203)     (337,583)
  Proceeds from sale of property and equipment              -         208,500
  Payments for deferred expenses                            -          (8,278)
  Payment for acquisitions, net of cash received         (5,651)          -

          NET CASH USED IN INVESTING ACTIVITIES        (419,854)     (137,361)

Cash flows from financing activities:
  Proceeds from the issuance of capital stock         2,747,491     1,414,070
  Dividends paid                                       (948,000)     (400,000)
  Payment for purchase of treasury stock             (1,100,000)          -
  Distributor deposits                                      -         100,000
  Proceeds from issuance of note payable                500,824       144,510
  Principal payments on notes payable                  (639,100)          -
  Proceeds from stockholder loans                       120,000       300,306
  Payment on stockholder loans                              -        (102,000)

          NET CASH PROVIDED BY FINANCING ACTIVITIES     681,215     1,456,886

          NET INCREASE (DECREASE) IN CASH AND CASH
            EQUIVALENTS                                (345,324)      155,545

Cash and cash equivalent - beginning of year          1,199,614     1,044,069

          CASH AND CASH EQUIVALENTS - END OF YEAR   $   854,290    $1,199,614

The accompanying notes are an integral part
  of the consolidated financial statements.
       5
                  U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 NATURE OF OPERATIONS

    U.S. Plastic Lumber Corp. and its subsidiaries are engaged in the manufacturing of recycled plastic lumber from post-consumer plastic waste and the recycling of soils which have been exposed to hydrocarbons. The Company's plastic lumber customers are located throughout the United States and accounted for 28% and 17% of net sales in 1996 and 1995, respectively. The Company's soil recycling customers are located primarily in the Northeastern United States and accounted for 72% and 83% of net sales in 1996 and 1995, respectively.

 PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of U.S. Plastic Lumber Corp. and its wholly-owned subsidiaries, (collectively the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

 USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent.

 INVENTORIES

    Inventories are valued at the lower of cost or market, cost being determined by the first-in, first-out method.

 PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed for financial purposes by the use of the straight-line method over the estimated useful lives of the assets. Accelerated methods of computing depreciation are used for tax purposes. Upon sale or retirement, the cost and related accumulated depreciation of such assets are removed from the accounts and any resulting gain or loss realized is credited or charged to income for the period. Expenditures for maintenance and repairs are charged to income as incurred. Significant renewals, improvements and betterments are capitalized.

 GOODWILL

    Goodwill represents the excess of the costs of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on a straight-line basis over 5 to 10 years. Amortization expense was $30,220 for the year ended December 31, 1996.
       6
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 DEFERRED EXPENSES

    Deferred expenses consist primarily of loan fees and organization costs. These expenses are amortized over their estimated useful lives.

 DEFERRED REVENUE

    Revenue from soil recycling is recognized upon treatment and certification. Billings for untreated soils are recorded as deferred revenue.

 DISTRIBUTOR DEPOSITS

    Included in other liabilities are deposits received from the Company's distributors which represent advance payment for the purchase of plastic lumber.

 INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year which the differences are expected to be settled or realized.

 ADVERTISING COSTS

    Advertising costs are charged to operations as incurred and were approximately $152,000 and $59,000 in 1996 and 1995, respectively.

 CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company maintains its cash and cash equivalents with various financial institutions which are primarily located in the Eastern United States. At December 31, 1996 and 1995, the Company had bank balances of approximately $774,000 and $991,000, respectively, in excess of amount insured by federal deposit insurance. Trade receivables are concentrated primarily in the Northeastern United States. The Company generally does not require collateral from its customers.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments include cash, cash equivalents, accounts and notes receivable, accounts payable, and notes payable. The carrying amounts reported in the consolidated balance sheets for these financial instruments approximate their fair value due to their short-term nature.

 LOSS PER SHARE

    Primary loss per share is computed based on the weighted-average number of shares actually outstanding in 1996 and 1995. Common stock equivalents have been excluded as they are anti-dilutive. The loss before extraordinary item and net loss have been adjusted for dividends on convertible preferred stock. Fully diluted loss per share amounts are not presented for 1996 and 1995 as the are anti-dilutive.

       7
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 RECLASSIFICATION

    The 1995 consolidated financial statements have been reclassified to conform to the current year presentation.


NOTE 2 - ACQUISITIONS

    During the year ended December 31, 1996, the Company acquired the entities described below, which were accounted for as a purchase:

      Effective March 29,1996, Earth Care Global Holdings, Inc. and Subsidiaries (Earth Care) were acquired as a wholly-owned subsidiary of Educational Storybooks International, Inc. (ESI), a publicly-held shell corporation, trading on the NASD Electronic Bulletin Board, through the exchange of 5.646304 shares of ESI for each outstanding share of Earth Care. Upon completion of the acquisition ESI changed its name to U.S. Plastic Lumber Corporation. For financial reporting purposes, Earth Care is deemed to be the acquiring corporation and has accounted for the transaction as a purchase of ESI with Earth Care assuming ESI's capital structure. All references in the consolidated financial statements referring to shares, share prices, per share amounts and stock prices have been retroactively adjusted to reflect the capital structure of ESI. In addition, the merger agreement provided for 2,000,000 shares of common stock to be reserved for Earth Care historical stockholders, as defined, to be issued upon the Company meeting certain production or sales goals for plastic lumber product prior to December 31, 2000.

      On February 1, 1996, the Company acquired certain net assets of Earth Care Partners (ECP). ECP is engaged in the distribution of recycled plastic lumber products in the Northeastern United States. The partners of ECP are also stockholders of the Company. The partners received 112,926 shares of the Company's common stock for a purchase price of $200,000 which exceeded the fair value of the net assets of ECP by $114,259. The excess has been recorded as goodwill, which is being amortized on a straight-line basis over a 5 year period.

      On April 4, 1996 the Company acquired the net assets of Duratech Industries, Inc. (Duratech). Duratech is engaged in the manufacturing and sale of recycled plastic lumber products. The stockholders of Duratech received $41,000 and 24,772 shares of the Company's common stock for a purchase price of $65,772 which exceeded the fair value of the net assets of Duratech by $125,423. The excess has been recorded as goodwill, which is being amortized on a straight-line basis over a 10 year period. The purchase agreement also provides for the issuance of an additional 150,000 shares of common stock if Duratech meets certain production goals for plastic lumber product by April 30, 1999.

    The following unaudited proforma information presents a summary of consolidated results of operations of the Company and the acquired entities as if the acquisition had occurred January 1, 1995:


                                            1996        1995

    Net sales                            $ 6,839,000   $ 8,561,000

    Loss before extraordinary item       $(3,628,000)  $(1,643,000)

    Net loss                             $(3,561,000)  $(1,643,000)

       8
NOTE 2 - ACQUISITIONS (Continued)

    These unaudited proforma results have been prepared for comparison purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and addition amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1995, or of future results of operations of the consolidated entities.

 POOLING OF INTERESTS

    On December 30, 1996, the Company acquired Clean Earth Inc. and Subsidiary
(CEI) through the issuance of 5,400,000 shares of the Company's common stock in exchange for all the outstanding stock of CEI. The historical stockholders of CEI are also eligible to receive 2,473,686 additional shares of common stock if the Company meets certain production or sales for plastic lumber product goals prior to December 31, 2000. CEI is engaged in the recycling of soils exposed to hydrocarbons. The acquisition was accounted for as a pooling of interests. Accordingly, the Company's financial statements have been restated to include the results of CEI for all periods presented.

    Combined and separate results of the Company and CEI during the periods prior to the acquisition were as follows:



                                                      INCOME
                                                   (LOSS) BEFORE
                                                   EXTRAORDINARY      NET
                                        NET SALES      ITEM       INCOME(LOSS)

 For the year ended December 31, 1996:

    U.S. Plastic Lumber Corp.           $1,885,303  $(3,345,054)  $(3,345,054)
    CEI                                  4,741,939     (272,949)     (206,090)

       Combined                         $6,627,242  $(3,618,003)  $(3,551,144)

 For the year ended December 31, 1995:

    U.S. Plastic Lumber Corp.           $1,214,032  $(1,960,127)  $(1,960,127)
    CEI                                  6,043,963      514,224       514,224

                                        $7,257,995  $(1,445,903)  $(1,445,903)


NOTE 3 - INVENTORIES

    Inventories consist of the following at December 31, 1996 and 1995:



                                              1996       1995

 Supplies                                  $  71,143  $  31,513
 Raw materials                                79,040    217,339
 Finished goods                              424,198    260,990

                                           $ 574,381  $ 509,842


       9
NOTE 4 - PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at December 31, 1996 and 1995:

                                             1996        1995

 Machinery and equipment                  $4,232,714  $3,821,035
 Leasehold improvements                      455,627     493,313
 Furniture and fixtures                       53,411       40,018
                                           4,741,752    4,354,366
 Less accumulated depreciation           (3,543,520)   (2,868,351)

                                          $1,198,232   $1,486,015

    Depreciation expense was $748,744 and $974,054 for the years ended December 31, 1996 and 1995, respectively.

NOTE 5 - NOTES PAYABLE

    Notes payable consist of the following at December 31, 1996 and 1995:

                                                            1996        1995

 Note payable to stockholder, bearing interest at
   prime plus 1% (9.25% at December 31, 1996) due
   December 31, 1997 retired in January 1997.          $  500,824  $      -

 Convertible notes payable to stockholder, bearing
   interest at 10%, due December 31, 1996. (A)                -       594,510

 Promissory bank note, payable in monthly install-
   ments of $3,263, including interest at the bank's
   basic rate (10.25% at December 31, 1996), balloon
   payment due in April 1997.                             134,724         -

 Note payable to stockholder/director, non interest
   bearing, due September 1997.  (B)                       50,000      50,000

 Other notes payable                                       28,764         -
                                                          714,312     644,510
 Current portion                                          707,582     644,510

                                                       $    6,730  $      -

      (A) On September 28,1995 the Company notified the lender of its intent to retire the convertible notes and related accrued interest. The lender did not exercise its conversion rights within the stipulated time frame set by the convertible note agreement and subsequently lost their right to convert the notes into Company stock. During March, 1996, the Company negotiated new terms for the convertible notes which included a maturity date of December 31, 1996 and an initial payment of approximately $200,000 on the signing of the agreement.

      In connection with the issuance of the second convertible note payable, the Company issued the lender options to purchase 84,695 shares of common stock at $.18 per share. These options were exercised during October, 1995. The convertible note agreements also provide an option to purchase up to an additional 353,684 shares of the Company's common stock at $1.77 per share. Such options must be exercised by December 31, 1997. If the lender does not exercise its option to purchase the shares, then the 353,684 shares will be issued to the historical stockholders, as defined, at no cost.
       10
NOTE 5 - NOTES PAYABLE (Continued)

      (B) The $50,000 note payable provides an option for the holder to purchase up to 84,695 shares of the Company's common stock at $1.77 per share. The option expires September 15, 1997.

    The Company's subsidiary, Clean Earth, Inc., has available a $500,000 line of credit and a $1,000,000 commitment for a term loan both bearing interest at the bank's prime rate (8.25% at December 31, 1996). Effective with the merger these agreements terminated. The Company is currently renegotiating the new terms of these agreements under the combined entities.


NOTE 6 - CAPITAL STOCK

 SERIES A CONVERTIBLE PREFERRED STOCK

    During the year ended December 31, 1996, the Company initiated an offering of up to 250,000 shares of the Company's Series A Preferred Stock. The shares are nonvoting and have a 10% cumulative stock dividend payable semiannually and will be paid in Series A Preferred Stock. No cash dividends will be paid. Each share is convertible into seven shares of the Company's common stock at the option of the stockholder and mandatorily on the date which a registration statement which would yield the Company $10,000,000 in proceeds is declared effective by the Securities and Exchange Commission. In the event of any liquidation, after payment of debts and other liabilities, the stockholders of Series A Preferred Stock will be entitled to receive, before the stockholder of any of the Common stock, the stated value of $20 per share. The Series A Preferred Stock can be redeemed at any time at the sole option of the Company for $25.00 per share.

    From January 1, 1997 through February 10, 1997, the Company sold 79,000 shares of Series A Preferred Stock for proceeds of $1,580,000.

 TREASURY STOCK

    Prior to the pooling of interest in March 1996, Clean Earth, Inc. acquired stock from its sole stockholder for $1,100,000. Effective with the pooling of interest, those treasury shares were cancelled and retired.

 STOCK WARRANTS

    In connection with the merger with ESI, existing stockholders of ESI received 950,000 Series A and 950,000 Series B Warrants to purchase the Company common stock at $2.50 and $4.50 per share, respectively. Such warrants are exercisable at any time prior to June 30, 1998 provided that a registration statement is in effect for the underlying common shares. The warrants are redeemable by the Company for .01 per warrant upon 30 days notice and if the closing bid price for the Company's stock equals or exceeds $4.00 and $6.00 per share for the Series A and Series B Warrants, respectively, at any time for twenty consecutive trading days. At December 31,1996 all Series A and Series B Warrants were outstanding. As of February 10,1997, the Company has not registered the underlying common stock for the Series A and Series B Warrants.








       11
NOTE 6 - CAPITAL STOCK (Continued)

 STOCK OPTIONS

    During 1996, the Company issued stock options to key employees and directors. The option price at the date of grant is determined by the Board of Directors and is generally tied to the market price of the Company's freely trading shares. The term for exercising the stock options is generally ten years. Stock options granted under the Company's stock option incentive plan vest ratably over a period of three years. Stock option activity is as follows:

                                                      WEIGHTED - AVERAGE
                                                        EXERCISE PRICE

    Outstanding, December 31, 1995            -              $  -
    Granted                               750,000            $4.06
    Exercised                              (5,000)           $2.50
    Canceled                              (13,000)           $4.75

    Outstanding, December 31, 1996        732,000            $4.06

    Stock options exercisable             625,000            $3.94

    The Company also has reserved 550,000 stock options for a key employee which will be granted upon the achievement of certain performance goals.

    The terms of the above grants did not result in any compensation cost, as the exercise prices exceed the estimated fair value of the stock at the date of grant. It is not possible to reasonably estimate the fair value of the options due to the lack of marketability of the majority of the Company's common stock.

 STOCK RESERVATIONS

    At December 31, 1996 and 1995, common stock was reserved for the following reasons:

                              1996               1995

    Contingently issuable under earn-out provisions      4,723,686       -
    Exercise of Series A and Series B Warrants           1,900,000       -
    Conversion of Preferred Stock                          524,790       -
    Exercise of options related to notes payable           438,379   438,379
    Exercise of stock options                              732,000       -
    Exercise of stock options contingency issuable
      under performance goals                              550,000       -



                                                         8,868,855   438,379


NOTE 7 - EMPLOYEE BENEFIT PLANS

    The Company's Clean Earth, Inc. subsidiary has defined contribution 401(k) and profit sharing plans which cover substantially all employees who have met the eligibility requirements. Employees may contribute up to the maximum allowable under current regulations to the 401(k). There are no employee contributions to the profit sharing plan. The Company's contribution to each plan is at the discretion of the Company. There were no Company contributions to either plan during 1996 and 1995.

       12
NOTE 8 - ABANDONMENT OF ASSETS

    During 1996, the Company abandoned the establishment of its Camden, New Jersey production facility. As a result the Company recognized a loss of $199,087 consisting primarily of leasehold improvements and estimated lease termination costs.


NOTE 9 - INCOME TAXES

    The provision for income taxes includes federal and state taxes currently payable and those deferred because of temporary differences between financial statement and tax basis of assets and liabilities. The components of the provision for income taxes for the years ended December 31, 1996 and 1995 are as follows:



                                             1996       1995

    Current:
       Federal                            $(145,529)  $357,800
       State                                (37,287)    72,200
                                           (182,816)   430,000
    Deferred:
       Federal                                94,918  (93,800)
       State                                  26,382  (26,200)
                                             121,300 (120,000)

                                          $ (61,516)  $310,000

    The following is a summary of the significant components of the Company's deferred tax assets and liabilities at December 31, 1996 and 1995:



                                             1996        1995

    Deferred tax assets:
       Operating loss carryforwards       $2,299,000  $1,130,000
       Property and equipment                198,000     172,000
       Accounts and notes receivable         105,000      41,000
       Goodwill                                7,000         -

    Valuation allowance                   (2,609,000) (1,192,700)

                                                 -       150,300

    Deferred tax liabilities:
       Deferred expenses                         -        29,000

    Net deferred tax assets               $      -    $  121,300

    The sources of significant temporary differences which give rise to deferred taxes and their effects are primarily attributable to depreciation, amortization, common stock issued to employees and operating loss carryforwards.

    For federal tax purposes, the Company has net operating loss carryforwards of approximately $5,747,000 at December 31, 1996. These losses expire in the years 2008 through 2011.

       13
NOTE 10 - GAIN ON INVOLUNTARY CONVERSION

    During March 1996, fire damaged equipment at one of the Company's subsidiaries. The extraordinary gain represents the excess of insurance proceeds received over the loss incurred. The Company and the insurance carrier have reached a pending final settlement in the amount of an additional $455,000. This amount has not been recognized in the December 31, 1996 consolidated financial statement as settlement is subject to adjustment and review by other affected third parties.


NOTE 11 - RELATED PARTY TRANSACTIONS

    The Company incurred the following expenses to various stockholders and directors for the years ended December 31, 1996 and 1995:



                                              1996      1995

    Administrative and service fees         $500,000  $450,000
    Loan guarantee fee                       220,000       -
    Merger costs                              91,875       -
    Interest expense                          52,970    87,186
    Rent expense                             107,638    66,700
    Consulting fees                           66,229       -

    At December 31, 1996 and 1995, the Company has $200,000 and $24,000, respectively, of amounts due to stockholders included in accounts payable.

    During the year ended December 31, 1996, certain stockholders and directors loaned the Company $120,000 which was later converted to Series A Preferred Stock. Each participating stockholder/director also received 5,000 stock options to purchase Company common stock at $2.50 per share.

    At December 31, 1996, $113,535 of receivables due from the partners of ECP are included in accounts and notes receivables. The partners of ECP have pledged 70,579 shares of their holdings in the Company's common stock as collateral. At such time as those shares are registered, the partners will liquidate their holdings and repay the Company. The Company has recorded an allowance equal to the receivable as there are no plans to register such shares at this time.

    Sales of approximately $153,000 for the year ended December 31, 1995, were to ECP which is a partnership controlled by an officer/stockholder of the Company. In February 1996 the Company acquired the net assets of ECP (see
Note 2).


NOTE 12 - COMMITMENTS AND CONTINGENCIES

 OPERATING LEASES

    The Company leases office space, equipment, manufacturing facilities, and land under non-cancelable operating leases which expire at various dates through 1999.

    Future minimum payments are as follows for the years ending December 31:

               1997                           $191,000
               1998                            191,000
               1999                             70,000

        14
NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

    The Company leases land at its soil recycling facility at a rental of $1.00 per ton of soil received with a minimum rental of $50,000 per year.
Rent expense under this lease was $144,915 and $159,762 for the years ended December 31, 1996 and 1995, respectively. The lease currently expires in 1998 and contains three five year renewal options. The lessor has the right and option at the time of renewal to require the Company to purchase the property at a purchase price of $100,000 per acre subject to annual escalations based on the Consumer Price Index from inception of the lease. The Company currently leases 7.5 acres of land.

    The Company leases certain office space and manufacturing facilities from entities controlled by individuals who are stockholders. These leases provide for minimum annual rentals of $96,000 through 1999. The manufacturing facility lease provides the Company the option to purchase the facility at any time during the term of the lease. The purchase price is based on a decreasing sliding scale and was approximately $338,000 and $394,000 at December 31, 1996 and 1995, respectively.

    Rent expense for all operating leases for the years ended December 31, 1996 and 1995 was approximately $525,000 and $412,000, respectively.

 COVENANT NOT TO COMPETE

    The Company has a covenant not to compete agreement for which the Company pays $2.00 per ton of soil received for processing. These payments expire August, 1997. The expense for the covenant not to compete for 1996 and 1995 amounted to $336,546 and $503,980, respectively.

 LEGAL PROCEEDINGS

    The Company is subject to claims and legal actions that arise in the ordinary course of its business. The Company believes that the ultimate liability, if any, with respect to these claims and legal actions, will not have a material effect on the financial position or results of operations of the Company.


NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental disclosures of cash flow information:


                                              1996        1995
       Cash paid during the year for:
           Interest                        $ 170,252   $   4,352
           Income taxes                    $  50,000   $ 210,000

    Supplemental schedule of noncash investing and financing activities:

                                                          1996          1995

       Capital stock issued for acquisitions            $224,772    $      -
       Stockholder/director loans converted
         to capital stock                               $120,000    $  351,252
       Capital stock issued for deferred expenses       $    -      $  135,000





        15
NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

    The Company acquired the net assets of Earth Care Partners and Duratech Industries, Inc. for $26,200 during the year ended December 31, 1996. The details of the acquisitions were as follows:

       Fair value of assets acquired        $725,217
       Liabilities assumed                  (474,245)
       Capital stock issued                 (224,772)
       Cash paid                              26,200
       Less cash acquired                    (20,549)

           Net cash paid for acquisitions $    5,651


NOTE 14 - SUBSEQUENT EVENTS

    On January 27, 1997, Recycled Plastics Industries, Inc. (RPI) was acquired and merged into a newly formed wholly-owned subsidiary of the Company. RPI is engaged in the manufacturing and sale of recycled plastic lumber products.
The stockholders of RPI received $1,200,000 and 1,000,000 shares of the Company's common stock for a purchase price of $1,700,000 which exceeded the fair value of the net assets of RPI by approximately $1,341,310. The excess will be recorded as goodwill and amortized on a straight-line basis over a 40 year period. RPI had revenue of $1,395,322 and net income of $188,903 for the year ended December 31, 1996.

    On February 24, 1997, ARDT, Inc. (ARDT) was acquired by the Company. ARDT is engaged in environmental consulting and clean-up of contaminated sites primarily involving water and soils. The stockholders of ARDT received 300,000 shares of the Company's common stock for a purchase price of $150,000 which was less than the fair value of the net assets of ARDT by approximately $274,000. This difference will be used to reduce to zero the basis of noncurrent assets. The remaining balance of approximately $147,000 will be recorded as negative goodwill and amortized over a 40 year period. ARDT had revenue of $2,328,222 and net income of $382,307 for the year ended December 31, 1996.

    For purposes of the acquisitions, the Company assigned a value of $.50 per share in determining their cost. The value will be adjusted upon the completion of a valuation of the Company's common stock. The acquisitions will be accounted for by the purchase method. Accordingly, the results of operations of RPI and ARDT will be included with those of the Company for periods subsequent to the date of acquisition.

    The unaudited proforma combined results of operations of the Company, RPI, and ARDT for the year ended December 31, 1996 after giving effect to certain proforma adjustments are as follows:

    Net sales                                            $10,351,000
    Loss before extraordinary item                       $(3,137,000)
    Net loss                                             $(3,070,000)

    The foregoing unaudited proforma results of operations reflect adjustments for interest on notes issued to fund the purchase price, amortization of goodwill, and deprecation on revalued property and equipment. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1996, or of future results of operations of the consolidated entities.

       16

No dealer, salesman or other person
is authorized to give any
information or to make any
representations other that those
contained in this Prospectus in
connection with the offer made
hereby.  If given or made, such
information or representations must
not be relied upon as having been
authorized by the Company.  This
Prospectus does not constitute an
offer to sell or a solicitation of
an offer to buy any of the
securities covered hereby in any
jurisdiction or to any person to
whom it is unlawful to make such
offer or solicitation in such
jurisdiction.  Neither the delivery
of this Prospectus nor any sale made
hereunder shall, in any
circumstances, create any
implication that there has been no
change in the affairs of the Company
since the date hereof.


      TABLE OF CONTENTS           Page

AVAILABLE INFORMATION. . . . . . .   2

PROSPECTUS SUMMARY . . . . . . . .   3

RISK FACTORS . . . . . . . . . . .   5

DILUTION . . . . . . . . . . . . .   9

USE OF PROCEEDS. . . . . . . . . .  10

MARKET INFORMATION & DIVIDEND
      POLICY . . . . . . . . . . .  11

MANAGEMENT'S DISCUSSION AND
      ANALYSIS . . . . . . . . . .  11

BUSINESS . . . . . . . . . . . . .  14

MANAGEMENT . . . . . . . . . . . .  26

CERTAIN TRANSACTIONS . . . . . . .  33

DESCRIPTION OF SECURITIES. . . . .  35

PLAN OF DISTRIBUTION . . . . . . .  39

LEGAL MATTERS. . . . . . . . . . .  40

EXPERTS. . . . . . . . . . . . . .  40

FINANCIAL STATEMENTS . . . . See Index

                                                   U.S. PLASTIC LUMBER CORP.



                                                        950,000 Shares








                                                         Common Stock






                                                          PROSPECTUS





                                                                      , 1997

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  Indemnification of Directors and Officers

The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

(a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director of officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

(b) The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

ITEM 25.  Other Expenses of Issuance and Distribution*

The following table sets forth all estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the registrant in connection with the maximum offering for the securities included in this registration statement:

                                            Amount

SEC registration fee                     $    719.70
Blue sky fees and expenses                  5,000.00
Printing and shipping expenses              2,500.00
Legal fees and expenses                    45,000.00
Accounting fees and expenses               10,000.00
Transfer and Miscellaneous expenses        11,780.30
                                         -----------
       Total                             $ 75,000.00

*  All expenses are estimated except the Commission filing fee.

ITEM 26.  Recent Sales of Unregistered Securities

During 1994, the Company (which was then known as Front Street, Inc.), issued 18,750,000 shares (pre-split) in February and 15,000,000 shares (pre-split) in June, in connection with the acquisitions of Educational Storybooks, Inc. and one other company, both of which were privately held companies, in stock for stock exchanges which were intended to be tax free reorganizations under
Section 368(a) of the Internal Revenue Code. Later that same year, these acquisitions were both rescinded and the stock issued was cancelled. These transactions were not registered under the Securities Act of 1933 (the "Act") in reliance on the exemption from registration in Section 4(2) of the Act, as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

In October, 1995, the Company (which was then known as Educational Storybooks International, Inc.) issued 200,000 shares (pre-split) for $10,000 in a private placement. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

In March, 1996, the Company entered into an Agreement and Plan of Reorganization with Earth Care Global Holdings, Inc. ("Earth Care"), pursuant to which the Company reverse split its common stock on a 1 for 16 basis, and then issued 4,196,316 post split shares of its authorized but previously unissued common stock to the shareholders of Earth Care to acquire all the issued and outstanding stock of Earth Care in a stock for stock exchange, which was intended to be a tax free reorganization under Section 368(a) of the Internal Revenue Code, and was accounted for, for financial reporting purposes, as an acquisition by Earth Care of the Company. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(6) of the Act, as an offering made to accredited investors, all of whom were officers and directors of Earth Care and/or represented that they were otherwise accredited investors. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

As a condition precedent to the closing of the Earth Care acquisition, the Company raised $1,000,000 of capital through an offering of its securities. The offering was completed and the acquisition closed on or about March 28, 1996. These transactions were not registered under the Act in reliance on the exemption from registration in Section 3(b) of the Act, and Rule 504 of Regulation D promulgated thereunder, in that securities with an aggregate offering price not exceeding $1,000,000 were offered and sold by an issuer that was not subject to the reporting requirements of the Securities Exchange Act of 1934, and was not an investment company or a company that had no specified business purpose.

In April, 1996 the Company acquired all of the assets of DuraTech Industries. The Company issued 24,772 post-split shares of its authorized but previously unissued common stock to the shareholders of Duratech to acquire all the issued and outstanding stock of Duratech in a stock for stock exchange which was intended to be a tax free reorganization under Section 368(a) of the Internal Revenue Code. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

In December, 1996, the Company formed the Clean Earth division, that acquired in a pooling of interest a wholly owned subsidiary, Clean Earth of New Castle, Inc. The Company issued 5,400,000 post-split shares of its authorized but previously unissued common stock to the shareholder of Clean Earth to acquire all the issued and outstanding stock of Clean Earth in a stock for stock exchange which was intended to be a tax free reorganization under Section 368(a) of the Internal Revenue Code. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

In January, 1997, the Company acquired Recycled Plastics Industries, Inc.
(RPI), located in Green Bay, Wisconsin. The Company paid $1,200,000 cash and issued 1,000,000 shares of its Common Stock to the shareholders of RPI in the acquisition. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

In February, 1997, the Company acquired Advanced Remediation and Disposal Technologies, Inc. (ARDT). ARDT is engaged in environmental consulting and clean up of contaminated sites primarily involving water and soils. The Company issued 300,000 shares of its Common Stock to the former shareholders of ARDT. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

During the period from June, 1997 through February, 1997, the Company has offered and sold 193,970 shares of Class A Preferred Stock to investors at $20 per share, and raised $3,879,400 in proceeds. These transactions were not registered under the Act in reliance on the exemption from registration in
Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

During 1996, the Company issued a total of 5,565 shares of Common Stock pursuant to the exercise of outstanding options held by two individuals who were officers or directors of the Company. In 1997, the Company issued 500 shares to directors for attendance at meetings. These transactions were not registered under the Act in reliance on the exemption from registration in
Section 4(2), as transactions not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

During February, 1997, the Company issued 187,500 shares in connection with and as partial consideration for the licensing agreement with Rutgers University. These transactions were not registered under the Act in reliance on the exemption from registration in Section 4(2), as transactions not involving any public offering. The securities were issued as restricted securities and certificates were stamped with restrictive legends to prevent any resale without registration under the Act or compliance with an exemption.


ITEM 27.  Exhibits Index

SEC No.   Document                                      Exhibit No.

2         Agreement & Plan of Reorganization                2.1
          (Earth Care/Educational Storybooks)

3         Articles of Incorporation (Front Street)          3.1

3         Articles of Amendment (Front Street)              3.2

3         Articles of Amendment (Educational Storybooks)    3.3

3         Articles of Incorporation (Educational Res.)      3.4

3         Articles of Merger (Educational Resources and     3.5
          U.S. Plastic Lumber Corp.

3         By-Laws                                           3.6

4         Common Stock Specimen Certificate                 4.1

4         Warrant Agreement                                 4.2

4         Series A Warrant Certificate                      4.3

4         Series B Warrant Certificate                      4.4

5,24      Opinion & Consent of Counsel                   5.1 & 24.1

10        Jeanell Sales Corp. Acquisition Agreement        10.1

10        Duratech Acquisition Agreement                   10.2

10        Clean Earth Acquisition Agreement                10.3

10        RPI Acquisition Agreement                        10.4

10        ARDT Acquisition Agreement                       10.5

10        Employment Agreement - Mark Alsentzer            10.6

10        Employment Agreement - Harold Gebert             10.7

10        Employment Agreement - David Farrow              10.8

10        Rutgers Licensing Agreement                      10.9

10        Lease Agreements (to be filed by amendment)

23        Consent of Accountants                           23.1

27        Financial Data Schedule                          27.1

ITEM 28.  Undertakings

The registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Include any additional or changed material information on the plan of distribution; and

(iii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.

(2) For determining any liability under the Securities Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the
City of  Boca Raton   , State of  Florida   , on  March 6     , 1997.

U.S. PLASTIC LUMBER CORP.

By: /s/ Mark S. Alsentzer
   Mark S. Alsentzer, President (Chief Executive Officer)

By: /s/ Lionel A. Marquis
   Lionel A. Marquis, (Chief Financial Officer)

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Thomas G. Kimble or Van L. Butler, the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature: /s/ Harold H. Gebert             Date: March 6    , 1997
          Harold H. Gebert, Chairman & Director

Signature: /s/ David A. Farrow              Date: March 6    , 1997
          David A. Farrow, Vice Chairman & Director

Signature: /s/ Mark S. Alsentzer            Date: March 6    , 1997
          Mark S. Alsentzer, President & Director

Signature: /s/ Raymond J. Kiernan           Date: March 6    , 1997
          Raymond J. Kiernan, Director

Signature: /s/ Lester E. Moody              Date: March 6    , 1997
          Lester E. Moody, Director

Signature: /s/ James Blosser                Date: March 6    , 1997
          James Blosser, Director

Signature: /s/ Roger Zitrin                 Date: March 6    , 1997
          Roger Zitrin, Director

Signature: /s/ August C. Schultes           Date: March 6    , 1997
          August C. Schultes, III, Director

Signature: /s/ Gary J. Ziegler              Date: March 6    , 1997
          Gary J. Ziegler, Director

Signature: /s/ Stephen M. Groth             Date: March 6    , 1997
          Stephen M. Groth, Director